

# Genuine Parts Company





2005 Annual Report






| YEAR | NET SALES | INCOME BEFORE INCOME TAXES | INCOME TAXES | NET INCOME | SHAREHOLDERS' EQUITY END OF YEAR |
|---|---|---|---|---|---|
| **1928** | **$ 75,129** | **$ -2,570** | **$ -** | **$ -2,570** | **$ 38,756** |
| 1929 | 227,978 | 8,027 | 599 | 7,428 | 49,837 |
| **1930** | **339,732** | **15,666** | **1,158** | **14,508** | **60,591** |
| 1931 | 402,463 | 21,516 | 1,857 | 19,659 | 78,097 |
| 1932 | 482,525 | 16,839 | 2,787 | 14,052 | 90,187 |
| 1933 | 629,751 | 34,614 | 6,160 | 28,454 | 109,025 |
| 1934 | 904,580 | 52,115 | 10,159 | 41,956 | 149,176 |
| **1935** | **1,035,477** | **38,503** | **7,140** | **31,363** | **171,238** |
| 1936 | 1,299,185 | 70,234 | 13,187 | 57,047 | 185,119 |
| 1937 | 1,520,199 | 72,622 | 17,647 | 54,975 | 240,140 |
| 1938 | 1,858,252 | 78,305 | 18,185 | 60,120 | 358,621 |
| 1939 | 3,180,241 | 136,902 | 27,320 | 109,582 | 476,750 |
| **1940** | **3,928,342** | **176,301** | **50,505** | **125,796** | **623,521** |
| 1941 | 6,109,724 | 348,690 | 149,020 | 199,670 | 738,536 |
| 1942 | 6,592,707 | 337,252 | 204,234 | 133,018 | 859,449 |
| 1943 | 8,205,316 | 430,634 | 260,084 | 170,550 | 1,032,182 |
| 1944 | 10,084,893 | 489,547 | 310,082 | 179,465 | 1,202,955 |
| **1945** | **11,355,633** | **532,944** | **323,302** | **209,642** | **1,415,974** |
| 1946 | 19,237,291 | 1,621,541 | 650,060 | 971,481 | 2,379,001 |
| 1947 | 18,531,472 | 1,088,967 | 429,045 | 659,922 | 3,029,334 |
| 1948 | 20,729,280 | 1,176,590 | 438,498 | 738,092 | 4,005,910 |
| 1949 | 19,845,875 | 1,067,096 | 420,175 | 646,921 | 4,372,831 |
| **1950** | **24,447,042** | **1,454,832** | **636,275** | **818,557** | **4,966,086** |
| 1951 | 26,244,669 | 1,168,405 | 601,386 | 567,019 | 5,325,561 |
| 1952 | 28,468,962 | 1,416,235 | 744,330 | 671,905 | 5,647,553 |
| 1953 | 29,731,105 | 1,408,213 | 736,190 | 672,023 | 6,022,077 |
| 1954 | 30,744,504 | 1,642,148 | 864,331 | 777,817 | 6,449,894 |
| **1955** | **34,073,288** | **1,921,777** | **1,020,148** | **901,629** | **7,001,523** |
| 1956 | 41,325,377 | 2,473,384 | 1,309,667 | 1,163,717 | 7,815,241 |
| 1957 | 48,140,313 | 3,328,598 | 1,752,800 | 1,575,798 | 8,969,272 |
| 1958 | 56,504,293 | 4,251,175 | 2,261,582 | 1,989,593 | 10,807,320 |
| 1959 | 71,581,580 | 6,001,005 | 3,165,042 | 2,835,963 | 13,285,215 |
| **1960** | **75,010,726** | **5,661,551** | **2,988,000** | **2,673,551** | **14,967,697** |
| 1961 | 80,533,146 | 6,491,113 | 3,481,000 | 3,010,113 | 17,142,687 |
| 1962 | 90,248,450 | 7,107,524 | 3,795,000 | 3,312,524 | 19,213,273 |
| 1963 | 96,651,445 | 7,210,807 | 3,850,000 | 3,360,807 | 21,189,880 |
| 1964 | 120,313,692 | 9,324,827 | 4,620,000 | 4,704,827 | 29,268,289 |
| **1965** | **171,545,228** | **12,262,510** | **5,890,000** | **6,372,510** | **45,565,926** |
| 1966 | 175,132,785 | 12,409,363 | 6,030,000 | 6,379,363 | 47,308,163 |
| 1967 | 204,893,008 | 14,918,758 | 7,272,000 | 7,491,411 | 55,679,256 |
| 1968 | 245,443,798 | 19,330,334 | 10,362,000 | 8,794,941 | 63,649,275 |
| 1969 | 303,455,677 | 24,228,557 | 13,240,000 | 10,778,467 | 77,437,679 |
| **1970** | **340,036,395** | **28,163,228** | **14,600,000** | **13,290,852** | **85,290,945** |
| 1971 | 387,138,252 | 33,897,667 | 16,966,000 | 16,535,006 | 95,476,147 |
| 1972 | 450,500,768 | 36,104,767 | 18,200,000 | 17,567,931 | 108,053,465 |
| 1973 | 501,189,438 | 42,088,098 | 21,280,000 | 20,341,677 | 121,548,638 |
| 1974 | 572,833,282 | 50,234,298 | 25,408,000 | 24,005,057 | 137,156,965 |
| **1975** | **678,353,280** | **63,552,088** | **32,650,000** | **29,981,108** | **163,092,941** |
| 1976 | 846,192,692 | 79,321,897 | 40,538,000 | 37,763,166 | 206,861,402 |
| 1977 | 942,958,756 | 88,365,511 | 44,918,000 | 42,243,015 | 233,641,292 |
| 1978 | 1,148,632,000 | 105,070,000 | 53,429,000 | 50,263,000 | 275,127,000 |
| 1979 | 1,337,468,000 | 121,953,000 | 58,808,000 | 61,715,000 | 320,706,000 |
| **1980** | **1,431,713,000** | **133,996,000** | **64,545,000** | **67,833,000** | **359,889,000** |
| 1981 | 1,584,642,000 | 154,271,000 | 74,471,000 | 77,543,000 | 410,689,000 |
| 1982 | 1,936,524,000 | 193,560,000 | 92,552,000 | 100,167,000 | 581,915,000 |
| 1983 | 2,068,231,000 | 200,822,000 | 97,188,000 | 103,634,000 | 636,218,000 |
| 1984 | 2,303,594,000 | 234,713,000 | 115,046,000 | 119,667,000 | 701,113,000 |
| **1985** | **2,332,544,000** | **245,203,000** | **118,962,000** | **126,241,000** | **729,231,000** |
| 1986 | 2,394,072,000 | 240,565,000 | 119,013,000 | 121,552,000 | 758,493,000 |
| 1987 | 2,606,246,000 | 262,068,000 | 113,776,000 | 148,292,000 | 760,256,000 |
| 1988 | 2,941,963,000 | 290,445,000 | 109,072,000 | 181,373,000 | 863,159,000 |
| 1989 | 3,161,198,000 | 321,877,000 | 122,389,000 | 199,488,000 | 971,764,000 |
| **1990** | **3,319,394,000** | **333,219,000** | **126,623,000** | **206,596,000** | **1,033,100,000** |
| 1991 | 3,434,642,000 | 335,027,000 | 127,350,000 | 207,677,000 | 1,126,718,000 |
| 1992 | 3,668,814,000 | 353,998,000 | 134,210,000 | 219,788,000 | 1,235,366,000 |
| 1993 | 4,384,294,000 | 425,829,000 | 166,961,000 | 257,813,000 | 1,445,263,000 |
| 1994 | 4,858,415,000 | 474,868,000 | 186,320,000 | 288,548,000 | 1,526,165,000 |
| **1995** | **5,261,904,000** | **510,794,000** | **201,626,000** | **309,168,000** | **1,650,882,000** |
| 1996 | 5,697,592,000 | 545,233,000 | 215,157,000 | 330,076,000 | 1,732,054,000 |
| 1997 | 5,981,224,000 | 565,600,000 | 223,203,000 | 342,397,000 | 1,859,468,000 |
| 1998 | 6,587,576,000 | 589,117,000 | 233,323,000 | 355,794,000 | 2,053,332,000 |
| 1999 | 7,950,822,000 | 628,067,000 | 250,445,000 | 377,622,000 | 2,177,517,000 |
| **2000** | **8,369,857,000** | **646,750,000** | **261,427,000** | **385,323,000** | **2,260,806,000** |
| 2001 | 8,220,668,000 | 603,813,000* | 242,289,000* | 361,524,000* | 2,345,123,000 |
| 2002 | 8,258,927,000 | 605,736,000 | 238,236,000 | 367,500,000** | 2,130,009,000 |
| 2003 | 8,449,300,000 | 571,743,000 | 218,101,000 | 353,642,000** | 2,312,283,000 |
| 2004 | 9,097,267,000 | 635,919,000 | 240,367,000 | 395,552,000 | 2,544,377,000 |
| **2005** | **9,783,050,000** | **709,064,000** | **271,630,000** | **437,434,000** | **2,693,957,000** |

Financial information as reported in the Company's annual reports (includes discontinued operations)
*Excludes facility consolidation and impairment charges **Excludes cumulative effect adjustment

Genuine Parts Company, founded in 1928, is a service organization engaged in the distribution of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials. The Company serves numerous customers from more than 1,900 operations and has approximately 31,700 employees.


GPC NET SALES BY SEGMENT
51%
29%
17%
3%
NAPA
SPR
EIS

| FINANCIAL HIGHLIGHTS | 2005 | Increase | 2004 |
|---|---|---|---|
| Net Sales | $ 9,783,050,000 | 8% | $ 9,097,267,000 |
| Income Before Income Taxes | 709,064,000 | 12% | 635,919,000 |
| Income Taxes | 271,630,000 | 13% | 240,367,000 |
| Net Income | 437,434,000 | 11% | 395,552,000 |
| Current Ratio | 3.0 | — | 3.2 |
| Shareholders' Equity | 2,693,957,000 | 6% | 2,544,377,000 |
| Rate Earned on Shareholders' Equity at the Beginning of the Year | 17.2% | — | 17.1% |
| Average Common Shares Outstanding-Assuming Dilution | 175,007,000 | — | 175,660,000 |
| Per Common Share: | | | |
| Diluted Net Income | $ 2.50 | 11% | $ 2.25 |
| Dividends Declared | $ 1.25 | 4% | $ 1.20 |

2 Business Segments at a Glance
4 Letter to Our Shareholders
6 Business Narratives
13 Selected Financial Data
14 Segment Data
15 Management's Discussion and Analysis
21 Report of Management
22 Reports of Independent Registered Public Accountants
23 Consolidated Balance Sheets
24 Consolidated Statements of Income
25 Consolidated Statements of Shareholders' Equity
26 Consolidated Statements of Cash Flows
27 Notes to Consolidated Financial Statements
39 Board of Directors and Officers
IBC Shareholder Information




NAPA

The Automotive Parts Group, the largest division of GPC, distributes automotive replacement parts, accessory items and service items.

This Group Operates:
58 NAPA Distribution Centers
4 Balkamp Distribution Centers
6 Rayloc Facilities
4 Johnson Industries Facilities
1,000 Company Owned NAPA AUTO PARTS stores
240 NAPA Canada/UAP Facilities
18 Auto Todo Facilities (Mexico)

In total, serves approx. 5,800 NAPA AUTO PARTS stores throughout the U.S. and over 660 in Canada.

Market Emphasis: Offers a broad assortment of automotive related products and services to both Wholesale/Do-it-for-Me and Retail/Do-it-Yourself customers.

Major Products: Access to over 300,000 items including:

| | |
|---|---|
| Automotive Replacement Parts | Farm and Marine Supplies |
| Paint and Refinishing Supplies | Tools and Equipment |
| Automotive Accessories | Heavy Duty Parts |

These products cover substantially all motor vehicle models.

Market Advantage: Provides expert service capabilities and quality product offering – gained over 78 years serving the aftermarket. Service capabilities include product availability, on-time delivery and a vast array of wholesale program offerings. Also committed to improved store merchandising and in-store service. Quality product offering includes thousands of products under the NAPA brand name. The NAPA brand is widely recognized by North American consumers and is often the first choice of the professional customer.

Web site: napaonline.com Headquarters: Atlanta, Georgia





The Industrial Parts Group offers access to nearly 2.5 million industrial replacement parts including: bearings; mechanical, industrial automation, electrical, pneumatic, and hydraulic replacement parts; hose and rubber products; and industrial supply products.

Locations in U.S. and Canada:
9 Distribution Centers 417 Branches 37 Service Centers

Market Emphasis: Serves more than 150,000 industrial companies throughout North America and in all industry segments.

Service Capabilities Include:

| | |
|---|---|
| 24/7/365 product delivery | Application and design |
| Repair and fabrication | Inventory management and logistics |
| Quality processes (ISO) | Training programs |
| Technical expertise | E-business technologies |
| Asset repair tracking | Storeroom and replenishment tracking |

Major Products:

| | |
|---|---|
| Bearings | Mechanical Power Transmission |
| Electrical Power Transmission | Hydraulics |
| Pneumatics | Linear |
| Motion Control | Hose & Rubber |
| Industrial Supplies | |

Market Advantage: Offers comprehensive product selection and specialized services – developed over 60 years serving the industry. Continued product expansion includes material handling lines, industrial supplies and industrial automation products. Specialized service offerings include Cost Management Processes (CMP), Asset and Repair Tracking (ART), Storeroom and Replenishment Tracking (START) and Motion Institute Training.

Web site: motionindustries.com Headquarters: Birmingham, Alabama

The Office Products Group distributes over 30,000 business products from 44 distribution centers in the U.S. and Canada. Sells through a network of 7,000 independent and national business product resellers. Includes all the major Superstores as well as independently owned resellers, on-line marketers of business supplies, mail order companies, and specialty resellers.

Locations: 36 Full-Stocking Distribution Centers
2 Furniture Only Distribution Centers
2 Horizon Data Supplies Distribution Centers
4 S.P. Richards Canada Distribution Centers

Market Emphasis: Makes available for resale most products used in business or by business. Allows the Company's resellers to become the single source for the business products end user.

Major Products:

| | |
|---|---|
| Filing and General Office Supplies | Office Furniture |
| Cleaning and Breakroom Supplies | Consumer Electronics |
| Technology Supplies and Accessories | School Supplies |
| Desk Accessories | Writing Instruments |
| Healthcare Supplies | Paper Products |

Proprietary Brands of Products:

| | |
|---|---|
| Sparco Brand office supplies | Lorell furniture |
| Compucessory computer accessories | Elite Image printer supplies |
| Nature Saver recycled office supplies | Integra writing instruments |
| Genuine Joe cleaning and breakroom supplies | |

Market Advantage: Offers quality products, excellent service and innovative marketing programs and dealer services – established over rich history dating to the 1800's. Continuous product expansion utilizing leading manufacturers worldwide. Broad offering includes seven proprietary product brands. Innovative services and programs important to resellers include enhanced catalog offerings, a complementary array of flyers, dealer management support tools and the SPR Advantage Program.

Web site: sprichards.com Headquarters: Atlanta, Georgia




SPR

The Electrical/Electronic Materials Group distributes process materials, production supplies, industrial MRO and value added fabricated parts. Primary markets are the electrical OEM, motor apparatus repair and assembly markets. Products range from insulating and conductive materials to assembly tools, test equipment, safety and shop supplies, industrial products, and customized parts.

Locations in U.S., Mexico and Canada: 31 Branches and 3 Fabrication Facilities

Market Emphasis: By stocking a broad product line locally, offering a variety of inventory management solutions, and providing value-added custom-engineered products, EIS is able to partner with customers to become their single source supplier.

Major Products: Supplies over 100,000 critical products including:

| | |
|---|---|
| Adhesives, Silicone and Encapsulants | Magnet Wire |
| Hand Tools/Soldering Equipment | Pressure Sensitive Tapes |
| Static Control Products | EMI/RFI Shielding |
| Insulating Papers | Motors and Bearings |
| Solder and Chemicals | Varnish and Resins |
| Industrial MRO Materials | |

Market Advantage: With over 55 years in the industry, provides quality products from the leading manufacturers in the electrical and electronic industries. Also has leading product engineers and full service facilities to deliver world class solutions rapidly. Provides the best selection, the most responsive service and the best delivery.

Web site: eis-inc.com Headquarters: Atlanta, Georgia





# To our shareholders:



THOMAS C. GALLAGHER
Chairman, President and Chief Executive Officer

JERRY W. NIX
Vice Chairman and Chief Financial Officer

2005 WAS ANOTHER RECORD YEAR FOR GENUINE PARTS COMPANY.

TOTAL SALES FOR THE YEAR ROSE TO $9.8 BILLION, AN INCREASE OF 8% OVER THE PRIOR YEAR. THIS FOLLOWS AN 8% INCREASE IN 2004 AND WE CONTINUE TO BE ENCOURAGED BY THE SALES PROGRESS BEING MADE THROUGHOUT MOST PARTS OF THE COMPANY. NET EARNINGS FOR THE YEAR WERE $437 MILLION, AN INCREASE OF 11% AND EARNINGS PER SHARE WERE $2.50, ALSO UP 11%. WITH THESE RESULTS, WE HAVE NOW INCREASED SALES IN 55 OF THE LAST 56 YEARS AND INCREASED PROFITS IN 43 OF THE LAST 45 YEARS. THIS IS A RECORD THAT WE ARE PROUD OF AND WE FEEL THAT IT SHOWS THE STABILITY AND CONSISTENCY OF GENUINE PARTS COMPANY.

**FINANCIAL STRENGTH**

Our financial condition was further strengthened in 2005. Through continued focus on asset management, our ratio of current assets to current liabilities was 3.0/1 at year-end and working capital as a percent to sales was 26%. We also generated strong cash flow again in 2005 with approximately $440 million in cash flow from operations for the year. Our long-term debt remained at $500 million and our total debt to total capitalization ratio is 16%.

During the year, we used our cash to purchase 2.8 million shares of our Company stock. We continue to view this as a good use of cash and, as of December 31, 2005, we have 3.2 million shares remaining in our current authorization. We will continue to make opportunistic share purchases in 2006. We also invested $86 million in capital expenditures in our businesses and we returned $216 million to shareholders through dividends paid in 2005.

**DIVIDENDS**

The Company has paid a cash dividend to shareholders every year since going public in 1948 and in 2005 we increased our dividend to $1.25 per share, representing our 49th consecutive year of increases. The Board of Directors, at its meeting on February 20, 2006, raised the cash dividend payable April 1, 2006 by 8% to an annual rate of $1.35 per share, or 54% of our 2005 earnings. 2006 will be our 50th consecutive year of dividend increases.

**PROGRESS IN OPERATIONS**

We are pleased to report that each of our four business segments contributed to the progress made in 2005. Our strongest results came from Motion Industries, our Industrial distribution company. Their sales increased 11% in the year, which follows an 11% increase in 2004, so business has been good for the Industrial operations for the past two years. And, importantly, the outlook for Motion is positive for 2006 as well. Motion Industries serves the manufacturing sector of the economy and the current Industrial Production and Manufacturer Capacity Utilization indices point to continued strength for this sector in the year ahead. EIS, our Electrical/Electronic segment, also serves the manufacturing segment and they reported a sales increase of 2% for the year. EIS sold their Circuit Supply Division in April of 2005, which impacted their overall growth rate. The ongoing EIS operations were up 9% for the year, following a 13% increase in 2004 and EIS will also benefit from the strength in the manufacturing sector in 2006.

S.P. Richards, our Office Products Company, improved sales by 8% for the year. This is a solid increase for this Group and it reflects the success of their product and customer expansion strategy. These efforts will continue into 2006 and, combined with favorable external factors such as ongoing healthy GDP growth rates, growth in white-collar employment and improved office occupancy rates, we are optimistic about continued solid growth in the Office Products Group.

Finally, Automotive, our largest business group, increased sales 6% in 2005, following a 6% increase in 2004. Good progress was made within our core NAPA operations but this was offset somewhat by the sale of eight of the twelve Johnson Industries operations that occurred over the course of the year. Ongoing Automotive operations were +7% and we are encouraged by the continued effectiveness of our growth initiatives in this Group. Additionally, the increase in total vehicles on the road, the age and mix of the vehicles, the number of licensed drivers and miles driven are all positive indicators for our Automotive growth plans in 2006.

Before concluding our remarks on the operations, we would like to comment on the impact of the hurricanes that occurred in the Southeastern part of the country in the latter part of the year. In the cases of hurricanes Rita and Wilma, we consider ourselves fortunate, as we came through these storms reasonably well. In the case of hurricane Katrina, we experienced varying degrees of disruption and damage in all four of our businesses and although we are not quite back to normal operating conditions in certain areas, our employees have done a remarkable job in keeping our operations running and providing essential services. The majority of the employees working in this part of the country were affected personally by the storm and through a relief effort funded by fellow GPC team members and matched by the Company, we are providing financial, as well as personal assistance, to those in need as they continue to rebuild their lives. Hundreds of GPC team members throughout our entire organization, have played an important role in helping our people, our customers and our operations through this unfortunate situation. We are deeply grateful to each of them and we are extremely proud of all of them.

**GPC DIRECTORS**

James B. Williams will be retiring from our Board in April of 2006. Jimmy is the retired Chairman and Chief Executive Officer of SunTrust Bank and he has served on our Board since 1980. We are grateful to Jimmy for his dedicated service to Genuine Parts Company and we thank him for the outstanding counsel and guidance that he has provided to the Company. He has been a great contributor to our Board and we will miss his involvement.

At the April 17, 2006 Shareholders' Meeting, we are asking the shareholders to elect two new Directors. The GPC Board, at its scheduled meeting in November 2005, elected Gary W. Rollins and Jerry W. Nix to serve on our Board and invited them to be nominees for election by the shareholders. Mr. Rollins is Chief Executive Officer, President and Chief Operating Officer of Rollins, Inc. in Atlanta, Georgia. Mr. Nix has served as Executive Vice President-Finance and Chief Financial Officer of Genuine Parts Company and with his election to the Board, he was named Vice Chairman. Gary and Jerry offer us a wealth of knowledge and they are sure to be valuable members of our Board. We are fortunate to have them serve with us and we look forward to their contributions in the coming years.

**MANAGEMENT**

This year, it is a great honor to recognize the significant contributions of Larry Prince, who retired from Genuine Parts Company on March 31, 2005. During Larry's 46 years with the Company, his sincere interest in the well being of Genuine Parts and its employees, customers and shareholders was evident throughout his service. As CEO for 16 years, his impressive leadership was influential in the growth and success of the Company. Today, Larry remains on our Board as Chairman of the Executive Committee and we look forward to his continued interest, advice and counsel as we proceed into the future. We thank you, Larry, for your many contributions to Genuine Parts Company.

During this past year, there were a number of other management changes and promotions that we would like to share with you. In March 2005, Michael D. Orr joined S.P. Richards as Senior Vice President of Logistics and Operations. Mike has extensive experience in the logistics area and he is an excellent addition to the Office Products Group.

In August 2005, Motion Industries promoted Thomas L. Miller to Executive Vice President and Chief Operating Officer and Robert J. Summerlin to Executive Vice President of Sales and Marketing. Tom and Bob have both had long and impressive careers with Motion and these two promotions give additional depth and strength to the Motion management team. In their new positions, Tom and Bob will play key roles in the overall leadership of Motion Industries in the years ahead. Motion also appointed several new Group Vice Presidents as they expanded their U.S. regional alignment. Joining David James, Southeast, and Mark Sheehan, Central, are Tim Breen, Midwest, Jeff Rouse, East, Kevin Storer, West, and John Walters, Southwest. This group represents a strong leadership team with a successful track record at Motion and we look forward to their future contributions.

Within the Automotive Group, Balkamp President, William E. "Gene" Turnbull, retired in February of this year. Gene has successfully held several key positions within the Automotive Group over his 35-year career and most recently he has provided outstanding leadership to the Balkamp organization. We thank Gene for his many contributions to our Company and we wish him the very best in his retirement. To replace Gene, Scott W. LeProhon has been promoted to President of Balkamp. Scott is an 18-year veteran of the Company and over the years he has held several important management positions within the Automotive Group. To further position Balkamp for continued strong performance in the coming years, Frank C. Amato has been promoted to Executive Vice President-Operations and Donald T. "Tip" Tollison has been promoted to Executive Vice President-Administration. Both Frank and Tip are experienced Automotive Group executives and we are pleased to have them in their new positions.

J. Richard Borman was named President of Rayloc in February 2006. Rick has been with the Company for over 20 years, most recently as Executive Vice President at Rayloc, and he will provide good leadership to this organization.

And, finally, we are pleased to tell you that at our February 2006 Board meeting, the Directors elected Scott C. Smith to Senior Vice President-Corporate Counsel, Carol B. Yancey to Senior Vice President-Finance and Corporate Secretary and Sidney G. Jones to Vice President-Investor Relations. All three of these individuals have been with the Company for a number of years and these promotions will further strengthen our corporate legal and financial teams.

**CONCLUSION**

As we look back over 2005, we are pleased with the progress that was made throughout our Company and you can read more about this, by segment, in the pages that follow. We enter 2006 with optimism and enthusiasm and with a commitment throughout our organization to strive for further improvement in the year ahead. Our focus, across all of our business segments, is to maintain our level of revenue growth, further improve our operating margins, and continue to enhance our asset management and working capital efficiencies.

In closing, we want to express our appreciation to our employees, customers, vendors and shareholders for your commitment to and ongoing support of Genuine Parts Company.

Respectfully submitted,

| Thomas C. Gallagher | Jerry W. Nix |
|---|---|
| Chairman, President and Chief Executive Officer | Vice Chairman and Chief Financial Officer |

March 3, 2006


Dividends Per Share*
in dollars
*Restated to reflect stock splits.
0.89
0.96
1.00
1.04
1.10
1.14
1.16
1.18
1.20
1.25
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

**Summary of Stock Dividends**

| Date | Amount | One Share Became |
|---|---|---|
| March 1959 | 100% | 2 shares |
| April 1962 | 200% | 6 shares |
| December 1967 | 50% | 9 shares |
| May 1970 | 50% | 13.5 shares |
| May 1972 | 100% | 27 shares |
| April 1979 | 50% | 40.5 shares |
| April 1984 | 50% | 60.75 shares |
| May 1987 | 50% | 91.125 shares |
| April 1992 | 50% | 136.69 shares |
| April 1997 | 50% | 205.04 shares |

# Automotive Parts Group


NAPA
Automotive Parts Group Net Sales
in billions of dollars
4.25
4.34
4.48
4.74
5.01
2001
2002
2003
2004
2005

THE AUTOMOTIVE PARTS GROUP IS ONE OF NORTH AMERICA'S LEADING DISTRIBUTORS OF AUTOMOTIVE REPLACEMENT PARTS, ACCESSORY ITEMS AND SERVICE ITEMS. THIS GROUP CONSISTS OF 58 NAPA DISTRIBUTION CENTERS IN THE UNITED STATES SERVING APPROXIMATELY 5,800 NAPA AUTO PARTS STORES OF WHICH APPROXIMATELY 1,000 ARE COMPANY-OWNED.

The Automotive Parts Group also includes Balkamp, Inc., a majority-owned subsidiary that purchases, packages and distributes over 30,000 service and supply items through the NAPA system. Additionally, under the name Rayloc, we operate five plants where automotive parts are remanufactured and distributed through the NAPA system. Furthermore, we operate Johnson Industries, an independent distributor of ACDelco, Motorcraft and other aftermarket parts, equipment and supplies.

Our market extends throughout North America. NAPA Canada/UAP, Inc. is one of Canada's leading automotive distributors as well as Canada's largest heavy-vehicle parts distributor. The operating programs and marketing initiatives utilized in our Canadian operations are fully integrated with our U.S. NAPA system. We are represented in Mexico by Auto Todo, one of that country's largest automotive aftermarket organizations. Our operations in Canada and Mexico made good progress in 2005 and we are encouraged by their prospects of continued growth.

## 2005 PERFORMANCE

2005 was another good year for the Automotive Parts Group, with revenues increasing 6%. This follows a strong year in 2004 and we are encouraged by the positive momentum gained by this group over the last two years. The on-going commitment to key growth initiatives, combined with the strength of the economy, contributed to our performance in 2005. Through continued emphasis on these initiatives, which further enhance our service capabilities and product offerings, the Automotive Parts Group is well positioned for additional growth in 2006.

## GROWTH INITIATIVES

We serve a large and growing automotive aftermarket industry. The Wholesale or Do-it-for-Me (DIFM) market represents professional service and repair facilities and accounts for an estimated 75% of the industry. The Retail market represents the Do-it-Yourself (DIY) customer and is approximately 25% of the industry. The Automotive group works in concert with our NAPA AUTO PARTS stores to continually grow our business with both wholesale and retail customers.

To effectively compete in the wholesale market, we have developed a vast array of program offerings. Programs for NAPA AutoCare Centers, one of the nation's largest independent automotive service and repair networks, provide business tools and support that help independent automotive service owners promote and grow their businesses. This network has expanded to include Collision and Truck Centers and has the potential for growth for many years to come. The Major Accounts Program supports the repair and maintenance services offered by large companies and fleets such as AAA, CarMax, Firestone and the United States Postal Service, among others. Integrated Business Solutions (IBS), another program for large customers, is a sophisticated inventory management service that effectively handles the inventory procurement and stocking requirements for these customers.

We are also very focused on the specialty markets component of the wholesale market and we continue to invest in trained personnel, tailored inventory and aggressive promotion. Niche markets offering growth potential for us include heavy duty, paint, body & equipment, farm and marine, and tools & equipment. We made progress in each of these areas in 2005. For example, we have increased the number of stores with a heavy duty product offering to more than 2,500, and we see this growing further over the next few years.

Technology and connectivity are elements of our business that are important in serving all customers. Through our consistent roll-out of new and improved technology, retail and wholesale customers may conduct business with NAPA and NAPA AUTO PARTS stores in a streamlined and efficient manner. For example, our updated electronic catalog, PartsProII, has more information than ever before, enabling more efficient customer service and add-on sales opportunities. Our wide area network (WAN) connects thousands of stores, creating local access to a national supply of more than 300,000 quality parts. Internet based NAPA systems include applications for our retail customers such as NAPAONLINE.com and wholesale applications such as NAPA PROLink and NAPA WebConnect CRM. These two systems connect repair facilities upstream to their primary NAPA AUTO PARTS store and downstream to their customers, respectively.

To effectively compete in the retail market, we are focused on initiatives such as improved NAPA AUTO PARTS store merchandising and in-store service and facility upgrades. Creating a positive store experience is important to us and essential to enhancing our customer relationships. Ensuring effective and consistent planograms, competitive retail pricing, convenient retail hours, well-trained personnel and store upgrades and resets are a few examples of the ways we are creating an improved store experience for our customers. These initiatives support our greatest strength – the ability to maintain a complete and dominant product offering for our customers. We achieve this competence by utilizing our proprietary store inventory management system, Marketplace Inventory Classification (MIC). MIC provides the data necessary to accurately align each store's inventory with its specific market.

We also continue to focus on new distribution with a strategy of positioning our NAPA AUTO PARTS store base in market areas where we anticipate significant growth opportunities. In 2005, we added 55 net new stores across the U.S. and believe we have tremendous additional opportunities. During 2006, we plan to further expand our footprint with more new Company-owned and independently-owned stores.



The NAPA brand is widely recognized by North American consumers and represents a powerful element of our competitive strength. Our national and local advertising is designed to reinforce continued brand awareness and to position NAPA as the source for the highest quality automotive parts and services. The NAPA advertising program delivers high visibility exposure through national television, radio and print advertising, targeted sponsorships and high-quality local advertising materials.

As we look ahead to 2006, we expect our internal initiatives and positive industry trends to generate additional growth for the Automotive Parts Group. We will continue to enhance our service capabilities and product offerings, and take every opportunity to further strengthen the NAPA AUTO PARTS stores' competitive position in retail and wholesale markets. The successful execution of these fundamental objectives has made the Automotive Parts Group an industry leader. Our plans are to maintain and improve on our leadership position in the future.

# Industrial Parts Group




Industrial Parts Group Net Sales
in billions of dollars
2.23
2.25
2.25
2.51
2.80
2001
2002
2003
2004
2005

MOTION INDUSTRIES IS A LEADING NORTH AMERICAN INDUSTRIAL DISTRIBUTOR OF BEARINGS; MECHANICAL, INDUSTRIAL AUTOMATION, ELECTRICAL, PNEUMATIC AND HYDRAULIC REPLACEMENT PARTS; HOSE AND RUBBER PRODUCTS; AND INDUSTRIAL SUPPLY PRODUCTS. WE OFFER A COMPREHENSIVE PRODUCT SELECTION AND SPECIALIZED SERVICES TO OVER 150,000 CUSTOMERS IN VIRTUALLY ALL INDUSTRY SEGMENTS, INCLUDING THE AUTOMOTIVE, CHEMICAL, FOOD AND BEVERAGE, WOOD AND LUMBER, IRON AND STEEL, PULP AND PAPER, MINING AND AGGREGATE AND PHARMACEUTICAL INDUSTRIES.

The Company operates more than 460 locations, including 417 branches, 9 distribution centers and 37 service centers throughout the U.S. and Canada. Through this extensive operating network, our customers have access to nearly 2.5 million quality parts, sourced from a global manufacturing base. Our network also enables us to provide a variety of specialized services and "Deliver the Difference" that distinguishes Motion from the competition.

Motion's offerings feature 24/7/365 product delivery and service from our distribution facilities. We provide customers with expert repair and fabrication services as well as inventory management and logistics solutions. In addition, our highly trained staff of sales representatives and field product specialists provide customers with on-site technical assistance, parts and service solutions and cost savings consultation, among other services.

**2005 PERFORMANCE**

Motion Industries had another excellent year in 2005. For the second year in a row, sales increased by 11% to $2.8 billion. Customer demand grew across nearly all industry segments, reflecting continued strength in the vast MRO industrial markets we serve. At Motion, we experienced continued success with our initiatives to grow our product category sales and explore new MRO opportunities. Our Operational Excellence initiative to enhance operations and reduce costs also contributed to our improved operating performance for the year.

**GROWTH INITIATIVES**

With continued emphasis on sales growth, new MRO opportunities and Operational Excellence, we have laid the foundation for further growth at Motion Industries.

We have strengthened our sales growth effort through joint supplier sales and marketing initiatives to target and promote specific product categories. Examples include industry segment product promotions, TargetingMRO programs and quarterly problem solver publications. These programs are strategically developed and executed as a joint initiative with Motion suppliers and are created to meet specific customers' needs. We are encouraged by the success of these programs and their potential to generate additional revenue growth in the future.

In another initiative to grow our sales, in December 2005 we acquired Voorhies Supply Company, a Louisiana supplier of industrial parts and supplies. The acquisition is a continuation of our expansion plans in this region. We consider additional acquisitions of this type a part of our future growth strategy.

At Motion, we also continue to expand our product offering to better serve our current customers and gain coverage for potential new MRO markets. Recently, we invested more heavily in product categories such as material handling lines, industrial supplies and industrial automation products. In addition, with our added coverage, we are pursuing sales opportunities in new markets such as waste water treatment, power generation, municipalities, and transportation and ports, among others.

We continue to emphasize our specialized service offerings such as the Cost Management Processes (CMP), Asset and Repair Tracking program (ART), Storeroom and Replenishment Tracking (START) and Motion Institute Training Center. CMP delivers plant solutions through cost savings and productivity programs. ART is designed to track customers' warranty and repair information and adds value by allowing our customers to streamline their entire repair process and track its status with customized, on-line reporting capabilities. START adds value by providing significant transactional efficiencies to plant storeroom management. During 2005, the Motion Institute successfully trained over 4,000 customers and employees in current industrial technology.

The Operational Excellence program at Motion Industries supports our growth initiatives through more efficient and effective operations across the Company. This on-going initiative serves to improve efficiencies, reduce costs and enhance overall performance via increased productivity. The end results are improved profitability and increased capabilities for "Delivering the Difference" to our customers.

For example, Motion's internal systems and e-business capabilities have improved under this program. We have completed the installation of a warehouse management system and as a result we are achieving increased efficiency, accuracy and productivity in our warehouse operations. In addition, our e-business capabilities such as MotionIndustries.com and MiSupplierConnect continue to improve and, today, offer more sophisticated customer and supplier applications.

**OPPORTUNITIES IN 2006**

Our outlook is positive for 2006, as the favorable economic conditions currently benefiting our manufacturing customer base are expected to continue. We will continue to position Motion Industries as a globally-competitive supplier to the MRO industrial market. We remain focused on growing sales and earnings and achieving operational excellence. We will do this with on-going emphasis on many of the initiatives discussed above and through special attention to our valued supplier and customer relationships. Motion will "Deliver the Difference."



# Office Products Group




Office Products Group Net Sales
in billions of dollars
1.38
1.40
1.46
1.54
1.66
2001
2002
2003
2004
2005

S.P. RICHARDS COMPANY IS ONE OF NORTH AMERICA'S LEADING BUSINESS PRODUCTS WHOLESALERS, OFFERING OVER 30,000 ITEMS TO MORE THAN 7,000 RESELLERS IN THE U.S. AND CANADA. THE COMPANY SUPPLIES ITS CUSTOMERS WITH A VAST ASSORTMENT OF BUSINESS PRODUCTS FROM A NETWORK OF 44 DISTRIBUTION CENTERS.

Our product offering includes: filing and general office supplies, office furniture, cleaning and break-room supplies, technology supplies and accessories, consumer electronics, school supplies, business machines, writing instruments, desk accessories, paper products and healthcare supplies.

S.P. Richards has a long-standing history of delivering excellent support to business product resellers. Our specialized services, logistical capabilities and marketing programs create value for our customers. The Company's diverse customer base includes independent resellers, large contract stationers, national office supply superstores and mail order distributors. Throughout our many years in the industry, we have earned a reputation for building enduring relationships with customers, suppliers and employees. By providing convenient access to competitively priced quality products, excellent service and innovative programs, we will continue to contribute to our partners' success.

The S.P. Richards organization includes the Horizon USA division and S.P. Richards Canada subsidiary. Horizon specializes in the business technology supplies sector, distributing technology supplies, accessories and business machines throughout the U.S. Horizon's keen focus on this category helps us offer a unique level of expertise and in-depth product knowledge to business products dealers. S.P. Richards Canada distributes more than 20,000 office supplies, technology supplies and furniture products from locations in Vancouver, Calgary, Winnipeg and Toronto.

**2005 PERFORMANCE**

S.P. Richards had another good year in 2005. Revenues grew 8% for the year compared to 2004. In a favorable business climate, our sales to both independent dealers and national accounts were strong. Sales in our furniture category outpaced the industry once again. Solid progress in emerging markets, such as cleaning and break-room supplies and healthcare, helped boost our overall sales results and we are excited about the growth opportunities for these categories. Additionally, initiatives to expand our product offering, improved marketing tools and progress with new customer channels contributed to our successful year.

**GROWTH INITIATIVES**

During 2005, the Company continued to expand its product offering and improve its marketing programs and dealer services. In addition, we entered into new distribution channels to capitalize on growth opportunities presented in marketplaces where we had little presence. Combined, these initiatives served as significant growth drivers in 2005 and continued emphasis in these areas will provide additional growth for S.P. Richards in 2006 and beyond.

S.P. Richards distributes a broad range of business products sourced from more than 350 leading manufacturers worldwide. Through product expansion initiatives, our goal is to continually improve our offering to generate additional revenue growth. These efforts also support the reseller as a single-source provider of business products. For example, our expansion of the office furniture and cleaning and break-room product categories helped our resellers more deeply penetrate their existing customer base. Emerging categories with additional expansion opportunities include school supplies and healthcare products.

In 2005, we also added the Genuine Joe proprietary line of cleaning and break-room supplies, increasing our value alternatives for customers. Other proprietary lines include: Sparco office supply basics, Integra writing instruments, Compucessory computer accessories, Nature Saver recycled paper products, Elite Image new and remanufactured toner cartridges and premium papers and Lorell office furniture.

Initiatives to improve our innovative marketing programs and dealer services represent another important growth driver for S.P. Richards. These programs and services are designed to help the Company and its resellers capture new business, grow existing business and improve overall performance. Examples include a vast assortment of enhanced catalog offerings, such as the full line catalog representing our most complete product offering and the consumer "street priced" catalog which serves to differentiate the end user's actual purchase price from the standard list price. In addition, we provide a variety of promotional and category specific catalogs. An array of flyers, such as the new products flyer and the innovative Signature Series, also complement our catalogs.

Other programs and services include a comprehensive offering of management support tools for resellers to address such disciplines as e-commerce and technology, operations and profitability, human resources and training, national distribution and furniture support services. The SPR Advantage Program is another significant offering, and represents a collection of services, tools and support that S.P. Richards makes available to first call independent office products dealers. Through this program, we bundle those services and support tools that best enable the reseller to compete more effectively in their marketplaces.

Additional services important to our resellers involve education and training support. Through offerings such as our annual Advantage Business Conference (ABC), regional training events and Office Products Financial Profile, we want resellers to look to S.P. Richards as a valued resource and consultant for business products information, education and training.

**OPPORTUNITIES IN 2006**

In 2006 and the years ahead, S.P. Richards will remain committed to its customers by providing the most complete lines of quality business products as well as the most effective and innovative marketing programs and dealer services. We are also optimistic that efforts to grow sales through new customer channels will further strengthen the Company. Through these initiatives, we remain confident that S.P. Richards will continue as a leader in the office products industry.



# Electrical/Electronic Materials Group




EIS


Electrical/Electronics Group
Net Sales
in millions of dollars
388
316
298
336
342
2001
2002
2003
2004
2005

## EIS IS ONE OF NORTH AMERICA'S LEADING DISTRIBUTORS OF PROCESS MATERIALS, PRODUCTION SUPPLIES, INDUSTRIAL MRO AND VALUE ADDED FABRICATED PARTS. PRIMARY MARKETS FOR EIS ARE THE ELECTRICAL OEM, MOTOR APPARATUS REPAIR AND ASSEMBLY MARKETS.

EIS offers cost effective distribution services through a network of 34 stocking locations in the U.S., Mexico and Canada. Each EIS location provides access to complete inventories, capable people and a comprehensive range of innovative logistics services to streamline the procurement process.

**2005 PERFORMANCE**

Total revenues increased by 2% for the year, including the impact of the sale of our Circuit Supply division in March of 2005. Sales for our on-going operations were much stronger, improving by 9%. In addition to sales growth, initiatives to improve sales margins and increase productivity resulted in an improved operating performance for the year.

**GROWTH INITIATIVES**

Our focus on new products, new sales opportunities and new services has positioned EIS as the "one source" for process materials, production and MRO supplies.

In recent years, we have added new product lines such as motors for the apparatus repair industry and MRO supplies for all of our customers. In addition, we now represent new thermal management products and we continue to upgrade and expand our offering of silicones and greases. Furthermore, our initiatives to expand and grow our fabrication solutions for both our traditional and new markets have been extremely encouraging.

Another source of growth for us has been new sales opportunities beyond the U.S., where we continue to improve our North American distribution footprint. During the year, we expanded our presence in Canada and Mexico and we are encouraged by the growth opportunities in their electrical and assembly markets.

We have also experienced growth through a number of new services designed to offer solutions to our customer's unique requirements. For example, our advanced inventory management solutions (AIMS) utilizes hardware and software tools to reduce the customer's overall inventory management costs. This and other product, technical and service solutions further strengthen EIS as our customers' "one source" supplier.

**OPPORTUNITIES IN 2006**

EIS will continue to focus on initiatives to grow revenues and improve operating performance. We are encouraged by the future of the industry and EIS is well positioned to make 2006 another good year for the Company.



POSITIVE INDUSTRY TRENDS

- ➔ Continued manufacturing expansion, as reflected in the strength of the Institute of Supply Management's Purchasing Managers Index
- ➔ Strong and steady capacity utilization rates for manufacturers

## Selected Financial Data

| *(in thousands, except per share data) Year ended December 31,* | **2005** | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| Net sales | **$ 9,783,050** | $ 9,097,267 | $ 8,449,300 | $ 8,258,927 | $ 8,220,668 |
| Cost of goods sold | **6,718,964** | 6,267,544 | 5,826,684 | 5,704,749 | 5,699,174 *** |
| Selling, administrative and other expenses | **2,355,022** | 2,193,804 | 2,050,873 | 1,948,442 | 1,951,559 *** |
| Facility consolidation and impairment charges | — | — | — | — | 73,922 *** |
| Income before taxes and accounting change | **709,064** | 635,919 | 571,743 | 605,736 | 496,013 |
| Income taxes | **271,630** | 240,367 | 218,101 | 238,236 | 198,866 |
| Income before cumulative effect of a change in accounting principle | **437,434** | 395,552 | 353,642 | 367,500 | 297,147 |
| Cumulative effect of a change in accounting principle | — | — | 19,541 * | 395,090 ** | — |
| Net income (loss) | **$ 437,434** | $ 395,552 | $ 334,101 | $ (27,590) | $ 297,147 |
| Average common shares outstanding during year - assuming dilution | **175,007** | 175,660 | 174,480 | 175,104 | 173,633 |
| Per common share: | | | | | |
| Diluted net income, excluding cumulative effect | **$ 2.50** | $ 2.25 | $ 2.03 | $ 2.10 | $ 1.71 *** |
| Diluted net income (loss) | **2.50** | 2.25 | 1.91 | (0.16) | 1.71 |
| Dividends declared | **1.25** | 1.20 | 1.18 | 1.16 | 1.14 |
| December 31 closing stock price | **43.92** | 44.06 | 33.20 | 30.80 | 36.70 |
| Long-term debt, less current maturities | **500,000** | 500,000 | 625,108 | 674,796 | 835,580 |
| Shareholders' equity | **2,693,957** | 2,544,377 | 2,312,283 | 2,130,009 | 2,345,123 |
| Total assets | **$ 4,771,538** | $ 4,455,247 | $ 4,127,956 | $ 4,061,055 | $ 4,206,646 |

* The cumulative effect of a change in accounting principle in 2003 represents a non-cash charge related to cash consideration received from vendors in conjunction with the Financial Accounting Standards Board's EITF 02-16. Had the Company accounted for vendor consideration in accordance with EITF 02-16 in prior years, there would have been no significant impact on net income (loss) and diluted net income (loss) per share for the years ended December 31, 2002 and 2001. In addition, in accordance with EITF 02-16, approximately $102 million was reclassified from selling, administrative and other expenses to cost of goods sold for the year ended December 31, 2003. Had the Company accounted for consideration received from vendors in accordance with EITF 02-16 in prior years, approximately $90 million and $111 million would have been reclassified from selling, administrative and other expenses to cost of goods sold for the years ended December 31, 2002 and 2001, respectively.

** The cumulative effect of a change in accounting principle in 2002 represents a non-cash charge related to the impairment testing for goodwill in conjunction with the Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets." If the Company had applied the non-amortization provisions of Statement 142 for all periods presented, net income and diluted income per common share would have increased by approximately $11.9 million ($.07 per share) for the year ended December 31, 2001.

*** Facility Consolidation, Impairment and Other Charges ("2001 Charges") totaled $107.8 million pre-tax in 2001 and $64.4 million after tax. The pre-tax charges include $17.4 million classified in cost of goods sold and $16.4 million classified in selling, administrative and other expenses. Diluted net income per common share before the 2001 Charges was $2.08.

## Market and Dividend Information

High and Low Sales Price and Dividends per Common Share Traded on the New York Stock Exchange

Sales Price of Common Shares

| Quarter | **2005** High | **2005** Low | 2004 High | 2004 Low |
|---|---|---|---|---|
| First | **$44.77** | **$41.65** | $35.06 | $32.03 |
| Second | **44.50** | **40.81** | 40.20 | 32.65 |
| Third | **46.64** | **40.75** | 39.94 | 36.10 |
| Fourth | **45.70** | **41.40** | 44.32 | 36.51 |

Dividends Declared Per Share

| Quarter | **2005** | 2004 |
|---|---|---|
| First | **$0.3125** | $0.30 |
| Second | **0.3125** | 0.30 |
| Third | **0.3125** | 0.30 |
| Fourth | **0.3125** | 0.30 |

*Number of Record Holders of Common Stock as of December 31, 2005: 7,187*

## Segment Data

| (dollars in thousands) Year ended December 31, | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| Net sales: | | | | | |
| Automotive | **$ 5,013,460** | $ 4,739,261 | $ 4,477,508 | $ 4,335,362 | $ 4,252,913 |
| Industrial | **2,795,699** | 2,511,597 | 2,253,947 | 2,246,124 | 2,234,241 |
| Office products | **1,662,393** | 1,540,878 | 1,457,149 | 1,396,453 | 1,379,859 |
| Electrical/electronic materials | **341,513** | 335,605 | 297,618 | 315,826 | 387,771 |
| Other | **(30,015)** | (30,074) | (36,922) | (34,838) | (34,116) |
| Total net sales | **$ 9,783,050** | $ 9,097,267 | $ 8,449,300 | $ 8,258,927 | $ 8,220,668 |
| Operating profit: | | | | | |
| Automotive | **$ 398,494** | $ 396,015 | $ 363,022 | $ 381,771 | $ 378,162 |
| Industrial | **214,222** | 173,760 | 151,109 | 178,027 | 172,208 |
| Office products | **157,408** | 150,817 | 143,263 | 140,912 | 141,762 |
| Electrical/electronic materials | **17,470** | 14,611 | 7,112 | 2,756 | 3,229 |
| Total operating profit | **787,594** | 735,203 | 664,506 | 703,466 | 695,361 |
| Interest expense, net | **(29,564)** | (37,260) | (51,538) | (59,640) | (59,416) |
| Corporate expense | **(45,299)** | (58,980) | (37,121) | (33,354) | (27,670) |
| Goodwill and intangible amortization | **(396)** | (356) | (1,539) | (2,421) | (14,333) |
| Minority interests | **(3,271)** | (2,688) | (2,565) | (2,315) | (3,077) |
| Facility consolidation and impairment charges | **—** | — | — | — | (94,852) |
| Income before income taxes and accounting change | **$ 709,064** | $ 635,919 | $ 571,743 | $ 605,736 | $ 496,013 |
| Assets: | | | | | |
| Automotive | **$ 2,711,620** | $ 2,521,906 | $ 2,369,969 | $ 2,313,747 | $ 2,219,503 |
| Industrial | **976,903** | 955,029 | 957,735 | 982,951 | 867,716 |
| Office products | **722,813** | 681,992 | 621,523 | 581,203 | 538,468 |
| Electrical/electronic materials | **113,913** | 104,918 | 97,195 | 98,225 | 121,721 |
| Corporate | **183,572** | 133,730 | 23,506 | 26,224 | 17,160 |
| Goodwill and intangible assets | **62,717** | 57,672 | 58,028 | 58,705 | 442,078 |
| Total assets | **$ 4,771,538** | $ 4,455,247 | $ 4,127,956 | $ 4,061,055 | $ 4,206,646 |
| Depreciation and amortization: | | | | | |
| Automotive | **$ 44,102** | $ 39,222 | $ 42,681 | $ 43,007 | $ 45,094 |
| Industrial | **8,345** | 8,972 | 10,265 | 10,789 | 11,992 |
| Office products | **9,551** | 10,245 | 10,639 | 9,856 | 9,345 |
| Electrical/electronic materials | **1,612** | 2,011 | 2,729 | 3,422 | 4,009 |
| Corporate | **1,523** | 1,401 | 1,160 | 656 | 1,020 |
| Goodwill and intangible amortization | **396** | 356 | 1,539 | 2,421 | 14,333 |
| Total depreciation and amortization | **$ 65,529** | $ 62,207 | $ 69,013 | $ 70,151 | $ 85,793 |
| Capital expenditures: | | | | | |
| Automotive | **$ 68,062** | $ 52,263 | $ 58,754 | $ 38,599 | $ 26,766 |
| Industrial | **5,695** | 3,922 | 6,824 | 10,868 | 6,388 |
| Office products | **8,893** | 12,354 | 7,211 | 13,376 | 5,941 |
| Electrical/electronic materials | **1,550** | 1,552 | 394 | 224 | 2,466 |
| Corporate | **1,514** | 1,986 | 721 | 1,691 | 383 |
| Total capital expenditures | **$ 85,714** | $ 72,077 | $ 73,904 | $ 64,758 | $ 41,944 |
| Net sales: | | | | | |
| United States | **$ 8,768,737** | $ 8,198,368 | $ 7,666,389 | $ 7,568,926 | $ 7,526,631 |
| Canada | **954,317** | 845,563 | 731,200 | 623,686 | 629,330 |
| Mexico | **90,011** | 83,410 | 88,633 | 101,153 | 98,823 |
| Other | **(30,015)** | (30,074) | (36,922) | (34,838) | (34,116) |
| Total net sales | **$ 9,783,050** | $ 9,097,267 | $ 8,449,300 | $ 8,258,927 | $ 8,220,668 |
| Net long-lived assets: | | | | | |
| United States | **$ 388,916** | $ 368,345 | $ 339,020 | $ 339,495 | $ 579,635 |
| Canada | **62,842** | 65,649 | 57,906 | 47,522 | 182,041 |
| Mexico | **3,254** | 3,066 | 4,094 | 4,739 | 25,534 |
| Total net long-lived assets | **$ 455,012** | $ 437,060 | $ 401,020 | $ 391,756 | $ 787,210 |

# Management's Discussion and Analysis of Financial Condition and Results of Operations 2005

**OVERVIEW**

Genuine Parts Company is a service organization engaged in the distribution of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials. The Company has a long tradition of growth dating back to 1928, the year we were founded in Atlanta, Georgia. In 2005, business was conducted throughout the United States, in Canada and in Mexico from approximately 1,900 locations.

We recorded consolidated net income of $437 million for the year ended December 31, 2005, up 11% from a record $396 million in 2004. The combination of a healthy national economy, positive trends in the industries we serve and the success of our on-going internal initiatives allowed us to achieve another record level of sales and earnings in 2005. All four of our business segments contributed to our achievement, with each showing gains in revenues and profits.

Our record results in 2004 and 2005 followed the challenge of operating in a slow economy over the three years preceding 2004. During this period, the Company countered the economy's negative impact on our businesses by implementing a variety of programs, including the introduction of new product lines, sales to new markets and cost savings initiatives. As the economic conditions began to improve in late 2003, we were well positioned for more growth in each of our business segments.

During 2003, we recorded a charge to earnings as a result of a change in accounting principle relating to cash consideration received from vendors. The change, discussed further under "Net Income" below, had no impact on our operating results and no cash implications for us. Our results also depend on the effect of certain accounting assumptions and estimates, which are discussed under "Critical Accounting Estimates" below.

The major December 31, 2005 consolidated balance sheet categories, with the exception of our improved cash position and accounts payable balance, were relatively consistent with the December 31, 2004 balance sheet categories. The Company's cash balances increased $54 million or 40% from December 31, 2004, due primarily to improved operating results and improved payment terms with certain vendors. These extended payment terms also explain our increase in accounts payable. Accounts receivable grew 6%, which is less than our increase in revenues, and inventory was up less than 1%. Total debt outstanding at December 31, 2005 was unchanged from December 31, 2004.

**RESULTS OF OPERATIONS**

The Company's results of operations are summarized for the three years ended December 31, 2005, 2004 and 2003.

| Year ended December 31, *(in thousands, except per share data)* | 2005 | 2004 | 2003 |
|---|---|---|---|
| Net Sales | **$ 9,783,050** | $ 9,097,267 | $ 8,449,300 |
| Gross Profit | **3,064,086** | 2,829,723 | 2,622,616 |
| Income before Cumulative Effect of a Change in Accounting Principle | **437,434** | 395,552 | 353,642 |
| Cumulative Effect of a Change in Accounting Principle | **—** | — | (19,541) |
| Net Income | **437,434** | 395,552 | 334,101 |
| Diluted Earnings Per Share: | | | |
| Before Change in Accounting Principle | **2.50** | 2.25 | 2.03 |
| After Change in Accounting Principle | **2.50** | 2.25 | 1.91 |

**Net Sales**

Net sales for the year ended December 31, 2005 totaled $9.8 billion, a record sales level for the Company and an 8% increase from 2004. All of the business segments contributed to our sales growth for the year, as our internal initiatives, healthy economy and positive trends in the industries we serve enhanced the sales volume in each of our four groups. Prices were up approximately 2% in the Automotive segment, 3% in the Office and Electrical segments and 6% in the Industrial segment in 2005. Net sales for the year ended December 31, 2004 totaled $9.1 billion, an 8% increase from 2003. In 2004, we experienced improved economic conditions relative to the prior few years, and this favorably impacted the sales volume in each of our four groups. In 2004, prices were up approximately 1% in the Automotive, Office and Electrical segments, and pricing in the Industrial segment increased 5%.

Automotive Group

Net sales for the Automotive Group ("Automotive") were $5.0 billion in 2005, an increase of 6% over 2004. Among the quarters, sales increases over the same period of the prior year ranged from an increase of 4% in the first quarter to 8% in the third quarter, our strongest period for the year. The continued effectiveness of our growth initiatives in this group, as well as positive industry trends, helped produce these results. Stronger growth in our core NAPA operations was offset by a decrease in sales at Johnson Industries, where we sold eight of twelve operations during the year. Automotive sales were $4.7 billion in 2004, an increase of 6% over 2003. The 2004 sales increase was due to factors which enhanced sales volume, and this was Automotive's largest percentage sales growth in several years. We were pleased to match that level of increase in 2005.

Industrial Group

Net sales for Motion Industries, our Industrial Group ("Industrial"), were $2.8 billion in 2005, an 11% increase compared to 2004. Our sales volume has been strong in the Industrial operations for the past two years, and in 2005, this group had double-digit growth in each quarter except in the fourth quarter when sales increased 9%. U.S. industrial production and capacity utilization indices showed continued strength for the manufacturing sector during the year, and based on current indices, the outlook is positive for this sector in 2006. Industrial sales were $2.5 billion in 2004, an 11% increase over 2003. Improved economic conditions across our industrial customer base in 2004 helped to significantly improve our growth opportunities relative to the prior few years, when weak conditions were pervasive in the markets served by Industrial. As a result, we benefited from a combination of price increases common in the industry as well as stronger sales volume.

Office Group

Net sales for S.P. Richards, our Office Products Group ("Office"), were $1.7 billion, up 8% over 2004. This represents a solid increase for the Office group and reflects the success of its product and customer expansion strategy. Among the quarters, revenues grew stronger over the year, with sales increasing 6% in the first quarter, 8% in the second and third quarters and 10% in the fourth quarter. Office sales were $1.5 billion in 2004, up 6% over 2003. For 2004, sales increases resulting from improved sales volume in the office furniture category and at our Canadian operations helped lead Office to its strongest growth in several years. We were pleased to achieve even greater growth in 2005.

Electrical Group

Net sales for EIS, our Electrical and Electronic Group ("Electrical"), were up 2% to $342 million in 2005. Electrical's strongest performance was in the fourth quarter, after generally flat results over the first three quarters of the year. EIS sold its Circuit Supply division in April of 2005, which impacted its overall growth rate. The ongoing Electrical operations were up 9% for the year, reflecting the continued strength in the manufacturing sector, which began to show improvement late in 2003. Electrical sales were $336 million in 2004, up 13% over 2003 due to increased sales volume. This was the best performance for Electrical in several years, as this group operated in a difficult economic environment during the three years preceding 2004.

**Cost of Goods Sold/Expenses**

Cost of goods sold in 2005 was $6.7 billion or 68.7% of net sales compared to $6.3 billion or 68.9% in 2004. Selling, administrative and other expenses ("SG&A") increased to $2.4 billion in 2005, remaining constant at 24.1% of sales compared to last year. The decrease in cost of goods sold as a percent of net sales reflects our ongoing efforts to improve our gross margins. Each of our business segments experienced vendor price increases in 2005, and by working with our customers we were able to pass some of these along to them. In addition, initiatives to enhance our pricing strategies, promote and sell higher margin products, and minimize material acquisition costs have helped us to reduce our cost of goods sold as a percentage of sales in each of the last two years. These initiatives were initially developed to offset the usual competitive pricing pressures as well as lower levels of vendor discounts and volume incentives earned over the last few years, especially in Industrial. Our SG&A expenses as a percent of net sales reflect cost savings associated with our tight controls over most operating expenses, offset by the effect of increasing costs in certain areas such as employee benefits, insurance and legal and professional expenses. Our cost management initiatives include continuous improvement programs designed to optimize our utilization of people and systems.

Cost of goods sold was $6.3 billion or 68.9% of net sales in 2004 compared to $5.8 billion or 69.0% in 2003. SG&A expenses of $2.2 billion were 24.1% of net sales in 2004 compared to $2.1 billion or 24.3% in 2003. The slight decrease in cost of goods sold as a percent of net sales was the result of our initiatives developed to improve our gross margins. Our gross margin trend improved over the year but did not reflect a gain until the fourth quarter of 2004. We were pleased with the success of our initiatives and the progress made in this area during the year. The decrease in SG&A expenses as a percent of net sales in 2004 reflected our on-going cost savings initiatives.

**Operating Profit**

Operating profit was $788 million in 2005, an increase of 7.1% from $735 million in 2004. Operating profit as a percentage of net sales, which we refer to as operating margin, was 8.1% in 2005, reflecting no change from 2004. The benefits of our overall improvement in gross margin and SG&A expense as a percentage of net sales were offset by specific margin pressures in Automotive, as discussed below. Without these concerns, the Company would have achieved greater operating profit in 2005. We remain optimistic that our margins will show improvement in the year ahead. Operating profit as a percentage of net sales was 8.1% in 2004 compared to 7.9% in 2003. These results reflected the improvement in our net sales, gross margins and SG&A expenses as a percentage of sales.

Automotive Group

Automotive operating margins decreased to 7.9% in 2005 from 8.4% in 2004. Despite showing progress in our core NAPA operations, Automotive was challenged with specific issues associated with Johnson Industries and our re-manufacturing operations. At Johnson Industries, we sold or closed eight of twelve locations during the year, resulting in selling and closure costs. Within our re-manufacturing operations, we made some price adjustments to certain product lines to drive sales growth, and this resulted in lower margins for this group relative to the prior year. We consider these issues to be a 2005 concern and in consideration of the gains in our core NAPA operations, we believe our Automotive operating margins will show improvement in the year ahead. Automotive operating margins increased to 8.4% in 2004 from 8.1% in 2003, primarily due to the impact on net sales of positive industry trends and improved economic conditions, in addition to the success of our internal initiatives.

Industrial Group

Industrial operating margins increased to 7.7% in 2005 from 6.9% in 2004. This was the strongest margin gain among our business segments and reflects the success of our sales and operating initiatives, as well as the ongoing strength in the industries served by Industrial. Industrial operating margins increased to 6.9% in 2004 from 6.7% in 2003, primarily due to the improved conditions across Industrial's customer base and the benefits of internal operating and other cost initiatives. The progress in 2004 was partially offset by factors such as a decrease in vendor discounts and volume incentives relative to the prior year.

Office Group

Operating margins in Office were 9.5% in 2005, down from 9.8% in 2004. The success of this Group's product and customer expansion strategy was offset by pricing pressures, which resulted in the decrease in operating margin in 2005. Office operating margins were 9.8% in both 2004 and 2003. Office maintained its margins in 2004 through initiatives to positively influence the customer and product mix of sales, as well as further improve its marketing programs and dealer services offered to customers.

Electrical Group

Operating margins in Electrical increased to 5.1% in 2005 from 4.4% in 2004. Electrical growth reflects the continued strength in the manufacturing sector of the economy, combined with Electrical's successful growth strategy. Electrical increased its operating margins to 4.4% in 2004 from 2.4% in 2003, primarily due to an increase in sales to the manufacturing sector, as well as continued focus on enhancing gross margins and controlling costs.

**Income Taxes**

The effective income tax rate increased to 38.3% in 2005 from 37.8% in 2004. The increase in 2005 is primarily due to higher state income taxes in the current year and favorable non-recurring items in the prior year. The effective income tax rate decreased to 37.8% in 2004 from 38.1% in 2003, primarily due to favorable permanent tax differences, lower state income taxes and the utilization of foreign tax credits.

In the fourth quarter 2005, the Company completed its evaluation of the repatriation provisions of the American Jobs Creation Act of 2004. Based on this evaluation, no funds were repatriated in 2005.

**Net Income**
Net income was $437 million in 2005, up 11% from $396 million in 2004, and on a per share diluted basis, net income was $2.50 in 2005 compared to $2.25 in 2004. Net income in 2005 was 4.5% of net sales compared to 4.3% in 2004.

Net income of $396 million in 2004 was up 12% from $354 million in 2003 before the cumulative effect of an accounting change adopted January 1, 2003. On a per share diluted basis, net income was $2.25 in 2004 compared to $2.03 in 2003 before the cumulative effect adjustment. After the 2003 cumulative effect adjustment, net income in 2004 was up 18% from $334 million, or $1.91 diluted earnings per share in 2003. Net income in 2004 was 4.3% of net sales compared to 4.2% in 2003 before the cumulative effect adjustment, and 4.0% of net sales in 2003 after the cumulative effect adjustment.

**FINANCIAL CONDITION**
The major consolidated balance sheet categories at December 31, 2005, with the exception of the accounts discussed below, were relatively consistent with the December 31, 2004 balance sheet categories. The Company's cash balances increased $54 million or 40% from December 31, 2004, primarily due to improved operating results and improved payment terms with certain vendors. Our accounts receivable balance at December 31, 2005 increased 6% compared to last year, primarily due to our December sales increase. Inventory increased less than 1% from December 31, 2004, reflecting our continued emphasis on inventory management. Prepaid expenses and other current assets increased $39 million or 22% from December 31, 2004, reflecting the increase in receivables due from vendors. Other assets at December 31, 2005 increased $125 million or 32% due primarily to contributions to company sponsored defined benefit plans. Accounts payable at December 31, 2005 increased $117 million or 14% from December 31, 2004 due to the Company's increased purchases associated with increased sales volume, as well as improved payment terms with certain vendors.

**LIQUIDITY AND CAPITAL RESOURCES**
The ratio of current assets to current liabilities was 3.0 to 1 at December 31, 2005, and the Company's cash position improved significantly from December 31, 2004. The Company had $501 million in total debt outstanding at December 31, 2005 and 2004.

A summary of the Company's statements of cash flows is as follows:

| Net Cash Provided by (Used in): | *Year Ended December 31, (in thousands)* 2005 | 2004 | 2003 | Percent Change 2005 vs. 2004 | 2004 vs. 2003 |
|---|---|---|---|---|---|
| Operating Activities | **$ 440,517** | $ 555,236 | $ 402,185 | -21% | 38% |
| Investing Activities | **(70,174)** | (67,955) | (75,275) | 3% | -10% |
| Financing Activities | **(317,469)** | (369,328) | (330,640) | -14% | 12% |

Net Cash Provided by Operating Activities:
The Company continues to generate excellent cash flows, with $441 million in cash from operations in 2005. Despite an increase in net income in 2005, the 2005 operating cash flows decreased from 2004 primarily due to an increase of $70 million in contributions into company sponsored defined benefit plans. In addition, the Company's extended term negotiations and other working capital improvements in 2004 were especially favorable for operating cash flows in that year. This, as well as the growth in net income in 2004 from 2003, also explains the increase in cash from operations in 2004 compared to 2003. The Company believes existing credit facilities and cash generated from operations will be sufficient to fund future operations, and to meet its short-term and long-term cash requirements.

Net Cash Used in Investing Activities:
Cash flow used in investing activities was $70 million in 2005 and has remained relatively consistent for each of the three years ending December 31, 2005, 2004 and 2003. In 2005, capital expenditures were $86 million, and the Company expects capital expenditures to approximate this level in the foreseeable future.

Net Cash Used in Financing Activities:
The Company used $317 million in financing activities in 2005, primarily for dividends to shareholders and the repurchase of the Company's common stock. During 2004 and 2003, the primary financing activities were the dividends and repayment of borrowings. The Company paid dividends to shareholders of $216 million, $209 million, and $205 million during 2005, 2004, and 2003, respectively. The Company expects this trend of increasing dividends to continue in the foreseeable future. While no borrowings were repaid in 2005, the Company repaid variable rate borrowings of approximately $177 million and $113 million in 2004 and 2003, respectively. Long-term debt of $500 million at December 31, 2005 is comprised of two $250 million term notes with a consortium of financial and insurance institutions due in 2008 and 2010. The Company does not anticipate repaying these notes prior to their scheduled expiration. During 2005, the Company repurchased $119 million in Company stock as compared to repurchases of $21 million and $18 million in 2004 and 2003, respectively. We plan to remain active in our share repurchase program, but the amount and value of shares repurchased will vary annually. The increasing dividends and fluctuations in cash used for the reduction of debt and share repurchases primarily explain the changes in cash used for financing activities in 2005, 2004 and 2003.

**Notes and Other Borrowings**
The Company maintains a $350 million unsecured revolving line of credit with a consortium of financial institutions which matures in October 2008 and bears interest at LIBOR plus .25%. (4.61% at December 31, 2005). At December 31, 2005 and 2004, no amounts were outstanding under the line of credit.

At December 31, 2005, the Company had unsecured Senior Notes outstanding under a $500 million financing arrangement as follows: $250 million, Series A, 5.86% fixed, due 2008; and $250 million, Series B, 6.23% fixed, due 2011 and approximately $1 million in other borrowings. Certain borrowings contain covenants related to a maximum debt-to-equity ratio, a minimum fixed-charge coverage ratio, and certain limitations on additional borrowings. At December 31, 2005, the Company was in compliance with all such covenants. The weighted average interest rate on the Company's outstanding borrowings was approximately 6.05% at December 31, 2005 and 2004. Total interest expense for all borrowings was $29.6 million and $37.3 million in 2005 and 2004, respectively.

### Construction and Lease Facility

The Company also has an $85 million construction and lease facility. Properties acquired by the lessor are constructed and then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2005 was approximately $84 million. Since the resulting leases are operating leases, no debt obligation is recorded on the Company's balance sheet. This construction and lease facility expires in 2008. Lease payments fluctuate based upon current interest rates and are generally based upon LIBOR plus .50%. The lease facility contains residual value guarantee provisions and guarantees under events of default. Although management believes the likelihood of funding to be remote, the maximum guarantee obligation, which represents our residual value guarantee, under the construction and lease facility is approximately $73 million at December 31, 2005.

### Contractual and Other Obligations

The following table shows the Company's approximate obligations and commitments, excluding interest due on credit facilities, to make future payments under contractual obligations as of December 31, 2005:

| | PAYMENT DUE BY PERIOD | | | | |
|---|---|---|---|---|---|
| *(in thousands)* | Total | Less than 1 year | 1-3 years | 4-5 years | Over 5 years |
| Credit facilities | $ 500,881 | $ 881 | $ 250,000 | $ — | $ 250,000 |
| Capital leases | 27,376 | 3,537 | 7,105 | 6,672 | 10,062 |
| Operating leases | 475,118 | 134,530 | 179,433 | 81,459 | 79,696 |
| Total Contractual Cash Obligations | $ 1,003,375 | $ 138,948 | $ 436,538 | $ 88,131 | $ 339,758 |

Purchase orders or contracts for the purchase of inventory and other goods and services are not included in our estimates. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. Our purchase orders are based on our current distribution needs and are fulfilled by our vendors within short time horizons. The Company does not have significant agreements for the purchase of inventory or other goods specifying minimum quantities or set prices that exceed our expected requirements.

As discussed in 'Construction and Lease Facility' above, the Company has approximately $84 million outstanding under a construction and lease facility which expires in 2008. In addition, the Company guarantees the borrowings of certain independently controlled automotive parts stores (independents) and certain other affiliates in which the Company has a minority equity ownership interest (affiliates). The Company's maximum exposure to loss as a result of its involvement with these independents and affiliates is equal to the total borrowings subject to the Company's guarantee. To date, the Company has had no significant losses in connection with guarantees of independents' and affiliates' borrowings. The following table shows the Company's approximate commercial commitments under these two arrangements as of December 31, 2005:

| | PAYMENT DUE BY PERIOD | | | | |
|---|---|---|---|---|---|
| *(in thousands)* | Total Amounts Committed | Less than 1 year | 1-3 years | 4-5 years | Over 5 years |
| Guaranteed borrowings of independents and affiliates | $ 175,832 | $ 40,871 | $ 22,039 | $ 14,646 | $ 98,276 |
| Residual value guarantee under operating leases | 72,640 | — | — | 72,640 | — |
| Total commercial commitments | $ 248,472 | $ 40,871 | $ 22,039 | $ 87,286 | $ 98,276 |

In addition, the Company sponsors defined benefit pension plans that may obligate us to make contributions to the plans from time to time. Contributions in 2005 were $134 million. We expect to make a cash contribution to our qualified defined benefit plans in 2006, and contributions required for 2007 and future years will depend on a number of unpredictable factors including the market performance of the plans' assets and future changes in interest rates that affect the actuarial measurement of the plans' obligations.

### Share Repurchases

On April 19, 1999, our Board of Directors authorized the repurchase of 15 million shares of our common stock. Through December 31, 2005, approximately 12 million shares have been repurchased under this authorization.

## CRITICAL ACCOUNTING ESTIMATES

### General

Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect its most significant estimates and assumptions used in the preparation of the consolidated financial statements. For further information on the critical accounting policies, see Note 1 of the notes to our consolidated financial statements.

**Inventories – Provisions for Slow Moving and Obsolescence**
The Company identifies slow moving or obsolete inventories and estimates appropriate loss provisions related thereto. Historically, these loss provisions have not been significant as the vast majority of the Company's inventories are not highly susceptible to obsolescence and are eligible for return under various vendor return programs. While the Company has no reason to believe its inventory return privileges will be discontinued in the future, its risk of loss associated with obsolete or slow moving inventories would increase if such were to occur.

**Allowance for Doubtful Accounts – Methodology**
The Company evaluates the collectibility of accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is periodically adjusted when the Company becomes aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults and, therefore, the need to revise estimates for bad debts. For the years ended December 31, 2005, 2004 and 2003, the Company recorded provisions for bad debts of $16.4 million, $20.7 million and $23.8 million, respectively.

**Consideration Received from Vendors**
The Company enters into agreements at the beginning of each year with many of its vendors providing for inventory purchase incentives and advertising allowances. Generally, the Company earns inventory purchase incentives upon achieving specified volume purchasing levels and advertising allowances upon fulfilling its obligations related to cooperative advertising programs. The Company accrues for the receipt of inventory purchase incentives as part of its inventory cost based on cumulative purchases of inventory to date and projected inventory purchases through the end of the year and, in the case of advertising allowances, upon completion of the Company's obligations related thereto. While management believes the Company will continue to receive such amounts in 2006 and beyond, there can be no assurance that vendors will continue to provide comparable amounts of incentives and allowances in the future.

**Impairment of Property, Plant and Equipment and Goodwill and Other Intangible Assets**
At least annually, the Company evaluates property, plant and equipment, goodwill and other intangible assets for potential impairment indicators. The Company's judgments regarding the existence of impairment indicators are based on market conditions and operational performance, among other factors. Future events could cause the Company to conclude that impairment indicators exist and that assets associated with a particular operation are impaired. Evaluating the impairment also requires the Company to estimate future operating results and cash flows which require judgment by management. Any resulting impairment loss could have a material adverse impact on the Company's financial condition and results of operations.

**Employee Benefit Plans**
The Company's benefit plan committees in the U.S. and Canada establish investment policies and strategies and regularly monitor the performance of the funds. The pension plan strategy implemented by the Company's management is to achieve long-term objectives and invest the pension assets in accordance with the applicable pension legislation in the U.S. and Canada and fiduciary standards. The long-term primary objectives for the pension plan are to provide for a reasonable amount of long-term growth of capital without undue exposure to risk, protect the assets from erosion of purchasing power and provide investment results that meet or exceed the pension plan's actuarially assumed long term rate of return.

Based on the investment policy for the U.S. pension plan, as well as an asset study that was performed based on the Company's asset allocations and future expectations, the Company's expected rate of return on plan assets for measuring 2006 pension expense or income is 8.25% for the U.S. plan. The asset study forecasted expected rates of return for the approximate duration of the Company's benefit obligations, using capital market data and historical relationships.

The discount rate is chosen as the rate at which pension obligations could be effectively settled and is based on capital market conditions as of the measurement date. We have matched the timing and duration of the expected cash flows of our pension obligations to a yield curve generated from a broad portfolio of high-quality fixed income debt instruments to select our discount rate. Based upon this cash flow matching analysis, we selected a discount rate for the U.S. plan of 5.75% at December 31, 2005.

Net periodic cost for our defined benefit pension plans was $32.4 million, $26.4 million, and $17.7 million for the years ended December 31, 2005, 2004 and 2003, respectively. The increasing trend in pension cost over these periods was due to the change in assumptions for the rate of return on plan assets and the discount rate. These expenses are included in SG&A expenses.

**QUARTERLY RESULTS OF OPERATIONS**
The preparation of interim consolidated financial statements requires management to make estimates and assumptions for the amounts reported in the interim condensed consolidated financial statements. Specifically, the Company makes certain estimates in its interim consolidated financial statements for the accrual of bad debts, inventory adjustments and discounts and volume incentives earned. Bad debts are accrued based on a percentage of sales, and volume incentives are estimated based upon cumulative and projected purchasing levels. Inventory adjustments are accrued on an interim basis and adjusted in the fourth quarter based on the annual October 31 book-to-physical inventory adjustment. The methodology and practices used in deriving estimates for interim reporting typically result in adjustments upon accurate determination at year-end. The effect of these adjustments in 2005 and 2004 was not significant.

## Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

The following is a summary of the quarterly results of operations for the years ended December 31, 2005 and 2004:

| | Three Months Ended | | | |
|---|---|---|---|---|
| | March 31, | June 30, | Sept. 30, | Dec. 31, |
| | (in thousands except per share data) | | | |
| **2005** | | | | |
| **Net Sales** | **$ 2,342,201** | **$ 2,475,657** | **$ 2,555,503** | **$ 2,409,689** |
| **Gross Profit** | **736,480** | **761,257** | **778,502** | **787,847** |
| **Net Income** | **106,598** | **110,967** | **110,876** | **108,993** |
| **Diluted Earnings Per Share:** | **.61** | **.63** | **.63** | **.63** |
| 2004 | | | | |
| Net Sales | $ 2,196,991 | $ 2,297,686 | $ 2,349,283 | $ 2,253,307 |
| Gross Profit | 686,911 | 693,065 | 699,393 | 750,354 |
| Net Income | 100,199 | 101,146 | 97,893 | 96,314 |
| Diluted Earnings Per Share: | .57 | .58 | .56 | .55 |

### FORWARD-LOOKING STATEMENTS

Some statements in this report constitute forward-looking statements that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company cautions that its forward-looking statements involve risks and uncertainties. The Company undertakes no duty to update its forward-looking statements, which reflect the Company's beliefs, expectations and plans as of the present time. Actual results or events may differ materially from those indicated as a result of various important factors. Such factors include, but are not limited to, changes in general economic conditions, the growth rate of the market for the Company's products and services, the ability to maintain favorable supplier arrangements and relationships, competitive product and pricing pressures, including internet related initiatives, the effectiveness of the Company's promotional, marketing and advertising programs, changes in laws and regulations, including changes in accounting and taxation guidance, the uncertainties of litigation, as well as other risks and uncertainties discussed from time to time in the Company's filings with the Securities and Exchange Commission. In particular, see "Item 1A. Risk Factors" in our 2005 Annual Report on Form 10-K. Readers are cautioned that other factors not listed here, in such Form 10-K or in our other Securities and Exchange Commission filings could materially impact the Company's future earnings, financial position and cash flows. You should not place undue reliance upon forward-looking statements contained herein, and you should carefully read the other reports that the Company will, from time to time, file with the Securities and Exchange Commission.

## REPORT OF MANAGEMENT

### Genuine Parts Company

**Management's Responsibility for the Financial Statements**
We have prepared the accompanying consolidated financial statements and related information included herein for the years ended December 31, 2005, 2004 and 2003. The opinion of Ernst & Young LLP, the Company's independent registered public accounting firm, on those consolidated financial statements is included herein. The primary responsibility for the integrity of the financial information included in this annual report rests with management. Such information was prepared in accordance with generally accepted accounting principles appropriate in the circumstances based on our best estimates and judgments and giving due consideration to materiality.

**Management's Report on Internal Control over Financial Reporting**
The management of Genuine Parts Company and its subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934.

The Company's internal control system was designed to provide reasonable assurance to the Company's management and to the board of directors regarding the preparation and fair presentation of the Company's published financial statements. The Company's internal control over financial reporting includes those policies and procedures that:

i. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

ii. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

iii. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2005. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework." Based on this assessment, management concluded that, as of December 31, 2005, the Company's internal control over financial reporting was effective.

Ernst & Young LLP has issued an audit report on our assessment of the Company's internal control over financial reporting and the operating effectiveness of internal control over financial reporting as of December 31, 2005. This report appears on page 22.

**Audit Committee Responsibility**
The Audit Committee of Genuine Parts Company's Board of Directors is responsible for reviewing and monitoring the Company's financial reports and accounting practices to ascertain that they are within acceptable limits of sound practice in such matters. The membership of the Committee consists of non-employee Directors. At periodic meetings, the Audit Committee discusses audit and financial reporting matters and the internal audit function with representatives of financial management and with representatives from Ernst & Young LLP.



JERRY W. NIX
Vice Chairman and Chief Financial Officer
March 1, 2006

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

**Board of Directors**
**Genuine Parts Company**

We have audited management's assessment, included in the accompanying Report of Management, that Genuine Parts Company maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Genuine Parts Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Genuine Parts Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Genuine Parts Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Genuine Parts Company and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005, and our report dated March 1, 2006 expressed an unqualified opinion thereon.

Ernst + Young LLP

March 1, 2006
Atlanta, Georgia

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE FINANCIAL STATEMENTS

**Board of Directors**
**Genuine Parts Company**

We have audited the accompanying consolidated balance sheets of Genuine Parts Company and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genuine Parts Company and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1, effective January 1, 2003, the Company adopted Emerging Issues Task Force Issue No. 02-16, *Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Genuine Parts Company's internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2006, expressed an unqualified opinion thereon.

Ernst + Young LLP

March 1, 2006
Atlanta, Georgia

**Consolidated Balance Sheets**

| *(dollars in thousands) December 31,* | 2005 | 2004 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 188,911 | $ 134,940 |
| Trade accounts receivable, net | 1,186,865 | 1,123,900 |
| Merchandise inventories, net | 2,216,542 | 2,198,957 |
| Prepaid expenses and other assets | 214,564 | 175,687 |
| Total current assets | 3,806,882 | 3,633,484 |
| Goodwill and intangible assets, less accumulated amortization | 62,717 | 57,672 |
| Other assets | 509,644 | 384,703 |
| Property, plant and equipment: | | |
| Land | 52,335 | 46,251 |
| Buildings, less allowance for depreciation (2005 - $133,950; 2004 - $125,104) | 147,061 | 151,895 |
| Machinery and equipment, less allowance for depreciation (2005 - $403,294; 2004 - $397,124) | 192,899 | 181,242 |
| Net property, plant and equipment | 392,295 | 379,388 |
| | $ 4,771,538 | $ 4,455,247 |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities: | | |
| Trade accounts payable | $ 973,615 | $ 856,653 |
| Other borrowings | 881 | 968 |
| Accrued compensation | 99,402 | 96,337 |
| Other accrued expenses | 84,760 | 83,330 |
| Dividends payable | 54,150 | 52,495 |
| Income taxes payable | 36,296 | 42,932 |
| Total current liabilities | 1,249,104 | 1,132,715 |
| Long-term debt | 500,000 | 500,000 |
| Deferred income taxes | 156,807 | 115,683 |
| Minority interests in subsidiaries | 57,047 | 52,394 |
| Other long-term liabilities | 114,623 | 110,078 |
| Shareholders' equity: | | |
| Preferred stock, par value $1 per share – authorized 10,000,000 shares; none issued | — | — |
| Common stock, par value $1 per share – authorized 450,000,000 shares; issued 173,032,697 in 2005 and 174,964,884 shares in 2004 | 173,033 | 174,965 |
| Additional paid-in capital | — | 56,571 |
| Accumulated other comprehensive income | 45,535 | 26,478 |
| Retained earnings | 2,475,389 | 2,286,363 |
| Total shareholders' equity | 2,693,957 | 2,544,377 |
| | $ 4,771,538 | $ 4,455,247 |

*See accompanying notes.*

**Consolidated Statements of Income**

| *(in thousands, except per share data) Year ended December 31,* | **2005** | 2004 | 2003 |
|---|---|---|---|
| Net sales | **$ 9,783,050** | $ 9,097,267 | $ 8,449,300 |
| Cost of goods sold | **6,718,964** | 6,267,544 | 5,826,684 |
| | **3,064,086** | 2,829,723 | 2,622,616 |
| Selling, administrative and other expenses | **2,355,022** | 2,193,804 | 2,050,873 |
| Income before income taxes and cumulative effect of a change in accounting principle | **709,064** | 635,919 | 571,743 |
| Income taxes | **271,630** | 240,367 | 218,101 |
| Income before cumulative effect of a change in accounting principle | **437,434** | 395,552 | 353,642 |
| Cumulative effect of a change in accounting principle | **—** | — | (19,541) |
| Net income | **$ 437,434** | $ 395,552 | $ 334,101 |
| Basic net income per common share: | | | |
| Before cumulative effect of a change in accounting principle | **$ 2.51** | $ 2.26 | $ 2.03 |
| Cumulative effect of a change in accounting principle | **—** | — | (0.11) |
| Basic net income | **$ 2.51** | $ 2.26 | $ 1.92 |
| Diluted net income per common share: | | | |
| Before cumulative effect of a change in accounting principle | **$ 2.50** | $ 2.25 | $ 2.03 |
| Cumulative effect of a change in accounting principle | **—** | — | (0.12) |
| Diluted net income | **$ 2.50** | $ 2.25 | $ 1.91 |
| Weighted average common shares outstanding | **174,054** | 174,687 | 173,995 |
| Dilutive effect of stock options and non-vested restricted stock awards | **953** | 973 | 485 |
| Weighted average common shares outstanding - assuming dilution | **175,007** | 175,660 | 174,480 |

*See accompanying notes.*

## Consolidated Statements of Shareholders' Equity

| *(dollars in thousands, except per share data)* | Common Stock Shares | Common Stock Amount | Additional Paid-In Capital | Accumulated Other Comprehensive Income (Loss) | Retained Earnings | Total Shareholders' Equity |
|---|---|---|---|---|---|---|
| Balance at January 1, 2003 | 174,380,634 | $174,381 | $44,371 | $(60,522) | $1,971,779 | $2,130,009 |
| Net income | — | — | — | — | 334,101 | 334,101 |
| Foreign currency translation adjustment | — | — | — | 54,864 | — | 54,864 |
| Changes in fair value of derivative instruments, net of income taxes of $6,990 | — | — | — | 10,493 | — | 10,493 |
| Comprehensive income | | | | | | 399,458 |
| Cash dividends declared, $1.18 per share | — | — | — | — | (205,330) | (205,330) |
| Stock options exercised, including tax benefit of $1,256 | 280,821 | 280 | 5,575 | — | — | 5,855 |
| Purchase of stock | (616,192) | (616) | (17,093) | — | — | (17,709) |
| Balance at December 31, 2003 | 174,045,263 | 174,045 | 32,853 | 4,835 | 2,100,550 | 2,312,283 |
| Net income | — | — | — | — | 395,552 | 395,552 |
| Foreign currency translation adjustment | — | — | — | 27,202 | — | 27,202 |
| Changes in fair value of derivative instruments, net of income taxes of $1,764 | — | — | — | 2,786 | — | 2,786 |
| Change in minimum pension liability, net of income taxes of $5,079 | — | — | — | (8,345) | — | (8,345) |
| Comprehensive income | | | | | | 417,195 |
| Cash dividends declared, $1.20 per share | — | — | — | — | (209,739) | (209,739) |
| Stock options exercised, including tax benefit of $6,073 | 1,498,002 | 1,498 | 42,097 | — | — | 43,595 |
| Stock based compensation | — | — | 2,518 | — | — | 2,518 |
| Purchase of stock | (578,381) | (578) | (20,897) | — | — | (21,475) |
| Balance at December 31, 2004 | 174,964,884 | 174,965 | 56,571 | 26,478 | 2,286,363 | 2,544,377 |
| Net income | — | — | — | — | **437,434** | **437,434** |
| Foreign currency translation adjustment | — | — | — | **14,351** | — | **14,351** |
| Changes in fair value of derivative instruments, net of income taxes of $2,041 | — | — | — | **3,372** | — | **3,372** |
| Change in minimum pension liability, net of income taxes of $(258) | — | — | — | **1,334** | — | **1,334** |
| Comprehensive income | | | | | | **456,491** |
| Cash dividends declared, $1.25 per share | — | — | — | — | **(217,523)** | **(217,523)** |
| Stock options exercised, including tax benefit of $5,242 | **852,745** | **853** | **22,114** | — | — | **22,967** |
| Stock based compensation | — | — | **6,884** | — | — | **6,884** |
| Purchase of stock | **(2,784,932)** | **(2,785)** | **(85,569)** | — | **(30,885)** | **(119,239)** |
| Balance at December 31, 2005 | **173,032,697** | **$173,033** | **$ —** | **$45,535** | **$2,475,389** | **$2,693,957** |

*See accompanying notes.*

## Consolidated Statements of Cash Flows

| *(dollars in thousands) Year ended December 31,* | 2005 | 2004 | 2003 |
|---|---|---|---|
| **Operating activities** | | | |
| Net income | $ 437,434 | $ 395,552 | $ 334,101 |
| Adjustments to reconcile net income | | | |
| to net cash provided by operating activities: | | | |
| Depreciation and amortization | 65,529 | 62,207 | 69,013 |
| Gain on sale of property, plant and equipment | (2,675) | (1,656) | (5,210) |
| Deferred income taxes | 43,935 | 19,670 | 27,354 |
| Cumulative effect of a change in accounting principle | — | — | 19,541 |
| Minority interests | 3,271 | 2,688 | 2,565 |
| Stock based compensation | 12,126 | 8,590 | 1,254 |
| Changes in operating assets and liabilities: | | | |
| Trade accounts receivable, net | (59,949) | (33,370) | (21,735) |
| Merchandise inventories, net | (19,869) | (28,406) | 20,232 |
| Trade accounts payable | 112,087 | 143,456 | (43,230) |
| Other long-term assets | (118,358) | (60,147) | (4,189) |
| Other, net | (33,014) | 46,652 | 2,489 |
| | 3,083 | 159,684 | 68,084 |
| Net cash provided by operating activities | 440,517 | 555,236 | 402,185 |
| **Investing activities** | | | |
| Purchases of property, plant and equipment | (85,714) | (72,077) | (73,904) |
| Proceeds from sale of property, plant and equipment | 7,110 | 7,140 | 13,619 |
| Acquisition of businesses and other investments | (27,518) | (3,018) | (14,990) |
| Proceeds from disposal of businesses | 35,948 | — | — |
| Net cash used in investing activities | (70,174) | (67,955) | (75,275) |
| **Financing activities** | | | |
| Proceeds from credit facilities | 113,432 | 555,848 | 935,000 |
| Payments on credit facilities | (113,519) | (732,649) | (1,047,976) |
| Stock options exercised | 17,725 | 37,523 | 4,601 |
| Dividends paid | (215,868) | (208,575) | (204,556) |
| Purchase of stock | (119,239) | (21,475) | (17,709) |
| Net cash used in financing activities | (317,469) | (369,328) | (330,640) |
| Effect of exchange rate changes on cash | 1,097 | 1,594 | (872) |
| Net increase (decrease) in cash and cash equivalents | 53,971 | 119,547 | (4,602) |
| Cash and cash equivalents at beginning of year | 134,940 | 15,393 | 19,995 |
| Cash and cash equivalents at end of year | $ 188,911 | $ 134,940 | $ 15,393 |
| **Supplemental disclosures of cash flow information** | | | |
| Cash paid during the year for: | | | |
| Income taxes | $ 235,384 | $ 205,148 | $ 205,451 |
| Interest | $ 29,084 | $ 38,714 | $ 49,807 |

*See accompanying notes.*

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Business**

Genuine Parts Company and all of its majority-owned subsidiaries (the Company) is a distributor of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials. The Company serves a diverse customer base through more than 1,900 locations in North America and, therefore, has limited exposure from credit losses to any particular customer, region, or industry segment. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral.

**Principles of Consolidation**

The consolidated financial statements include all of the accounts of the Company. Income applicable to minority interests is included in selling, administrative and other expenses. Significant intercompany accounts and transactions have been eliminated in consolidation.

**Use of Estimates**

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates and the differences could be material.

**Revenue Recognition**

The Company recognizes revenues from product sales upon shipment to its customers.

**Foreign Currency Translation**

The consolidated balance sheets and statements of income of the Company's foreign subsidiaries have been translated into U.S. dollars at the current and average exchange rates, respectively. The foreign currency translation adjustment is included as a component of accumulated other comprehensive income.

**Cash and Cash Equivalents**

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

**Trade Accounts Receivable and the Allowance for Doubtful Accounts**

The Company evaluates the collectibility of trade accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is periodically adjusted when the Company becomes aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults, and, therefore, the need to revise estimates for bad debts. For the years ended December 31, 2005, 2004, and 2003, the Company recorded provisions for bad debts of approximately $16,356,000, $20,697,000, and $23,800,000, respectively. At December 31, 2005 and 2004, the allowance for doubtful accounts was approximately $11,386,000 and $12,793,000, respectively.

**Merchandise Inventories, including Consideration Received from Vendors**

Merchandise inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for a majority of automotive parts, electrical/electronic materials, and industrial parts, and by the first-in, first-out (FIFO) method for office products and certain other inventories. If the FIFO method had been used for all inventories, cost would have been approximately $272,631,000 and $226,914,000 higher than reported at December 31, 2005 and 2004, respectively.

The Company identifies slow moving or obsolete inventories and estimates appropriate provisions related thereto. Historically, these losses have not been significant as the vast majority of the Company's inventories are not highly susceptible to obsolescence and are eligible for return under various vendor return programs. While the Company has no reason to believe its inventory return privileges will be discontinued in the future, its risk of loss associated with obsolete or slow moving inventories would increase if such were to occur.

The Company enters into agreements at the beginning of each year with many of its vendors providing for inventory purchase incentives and advertising allowances. Generally, the Company earns inventory purchase incentives and advertising allowances upon achieving specified volume purchasing levels or other criteria. The Company accrues for the receipt of inventory purchase incentives and advertising allowances as part of its inventory cost based on cumulative purchases of inventory to date and projected inventory purchases through the end of the year, or, in the case of specific advertising allowances, upon completion of the Company's obligations related thereto. While management believes the Company will continue to receive consideration from vendors in 2006 and beyond, there can be no assurance that vendors will continue to provide comparable amounts of incentives and allowances in the future.

# Notes to Consolidated Financial Statements
**(continued)**

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Prepaid Expenses and Other Current Assets**
Prepaid expenses and other current assets consist primarily of prepaid expenses and amounts due from vendors.

**Goodwill and Other Intangible Assets**
Goodwill and other intangible assets primarily represent the excess of the purchase price paid over the fair value of the net assets acquired in connection with business acquisitions. Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142) requires that when the fair value of goodwill is less than the related carrying value, entities are required to reduce the amount of goodwill. In accordance with the provisions of SFAS No.142, the Company reviews its goodwill annually in the fourth quarter, or sooner if circumstances indicate that the carrying amount may exceed fair value. No goodwill impairments have been recorded in 2005, 2004, or 2003. The impairment-only approach required by SFAS No. 142 may have the effect of increasing the volatility of the Company's earnings if goodwill impairment occurs at a future date.

SFAS No. 142 also requires that entities discontinue amortization of all purchased goodwill, including amortization of goodwill recorded in past business combinations. Accordingly, the Company no longer amortizes goodwill.

**Other Assets**
Other assets is comprised of the following:

| *(in thousands) December 31,* | **2005** | 2004 |
|---|---|---|
| Prepaid pension asset | **$ 402,993** | $ 297,496 |
| Investment accounted for under the cost method | **21,400** | 21,400 |
| Cash surrender value of life insurance policies | **42,142** | 37,689 |
| Other | **43,109** | 28,118 |
| Total other assets | **$ 509,644** | $ 384,703 |

**Property, Plant, and Equipment**
Property, plant and equipment are stated at cost. Land and buildings include certain leases capitalized at December 31, 2005 and 2004. Depreciation and amortization is primarily determined on a straight-line basis over the following estimated useful life of each asset: buildings and improvements, 10 to 40 years; machinery and equipment, 5 to 15 years.

**Long-Lived Assets Other Than Goodwill**
The Company assesses its long-lived assets other than goodwill for impairment annually or whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. To analyze recoverability, the Company projects undiscounted net future cash flows over the remaining life of such assets. If these projected cash flows are less than the carrying amount, an impairment would be recognized, resulting in a write-down of assets with a corresponding charge to earnings. Impairment losses, if any, are measured based upon the difference between the carrying amount and the fair value of the assets.

**Other Long-Term Liabilities**
Other long-term liabilities consist primarily of certain benefit liabilities, obligations under capital leases and insurance liabilities. Insurance liabilities are primarily comprised of group health and workers' compensation liabilities. The Company is self-insured for the majority of group health insurance costs and carries various large risk deductible policies for the majority of workers' compensation liabilities. The Company calculates these insurance liabilities based on historical claims information. While the Company believes the assumptions used to calculate these liabilities are appropriate, significant differences in actual experience or significant changes in these assumptions may materially affect insurance costs.

**Accumulated Other Comprehensive Income**
Accumulated other comprehensive income is comprised of the following:

| *(in thousands) December 31,* | **2005** | 2004 |
|---|---|---|
| Foreign currency translation | **$ 53,164** | $ 38,813 |
| Net unrealized loss on derivative instruments, net of taxes | **(618)** | (3,990) |
| Minimum pension liability, net of taxes | **(7,011)** | (8,345) |
| Total accumulated other comprehensive income | **$ 45,535** | $ 26,478 |

### Fair Value of Financial Instruments

The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, trade accounts receivable and trade accounts payable approximate their respective fair values based on the short-term nature of these instruments. At December 31, 2005 and 2004, the fair market value of fixed rate long-term debt was approximately $526,000,000 and $534,000,000, respectively, based primarily on quoted prices for these or similar instruments. The fair value of fixed rate long-term debt was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.

### Shipping and Handling Costs

Shipping and handling costs are classified as selling, administrative and other expenses in the accompanying consolidated statements of income and totaled approximately $238,000,000, $216,000,000 and $202,000,000 in the years ended December 31, 2005, 2004, and 2003, respectively.

### Advertising Costs

Advertising costs are expensed as incurred and totaled $44,100,000, $41,500,000 and $38,100,000 in the years ended December 31, 2005, 2004, and 2003, respectively.

### Stock Compensation

Effective January 1, 2003, the Company prospectively adopted the fair value method of accounting for stock compensation. The Company recognizes compensation expense based on the straight-line method. The adoption of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* (SFAS No. 123), had no significant impact on the Company's consolidated financial statements for the years ended December 31, 2005, 2004, and 2003.

Until January 1, 2003, the Company had elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB No. 25), and related Interpretations in accounting for stock compensation. Under APB No. 25, no compensation expense is recognized if the exercise price of stock options equals the market price of the underlying stock on the date of grant. Note 5 contains a tabular presentation as if the Company had applied the alternative fair value accounting provided for under SFAS No. 123, to all stock options.

### Net Income per Common Share

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year. The computation of diluted net income per common share includes the dilutive effect of stock options and non-vested restricted stock awards. Options to purchase 5,219,000 shares of common stock at prices ranging from $32 to $38 per share were outstanding at December 31, 2003, but were not included in the computation of diluted net income per common share because the options' exercise price was greater than the average market price of the common shares at the time. At December 31, 2005, 2004 and 2003, the dilutive effect of options to purchase approximately 12,000, 12,000, and 39,000 shares of common stock, respectively, at an average exercise price of approximately $18 per share issued in connection with a 1998 acquisition have been included in the computation of diluted net income per common share since the date of the acquisition.

### Recently Issued Accounting Pronouncements

In January 2003, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) issued EITF Issue No. 02-16, *Accounting by a Customer (Including Reseller) for Certain Consideration Received from a Vendor* (EITF 02-16). EITF 02-16 addresses accounting and reporting issues related to how a reseller should account for certain consideration received from vendors. Generally, certain consideration received from vendors is presumed to be a reduction of prices of the vendor's products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer's income statement. However, under certain circumstances, this presumption may be overcome and recognition as revenue or as a reduction of other costs in the income statement may be appropriate. The Company, in certain circumstances, previously included funds of this type in selling, administrative and other expenses. Under the new method, vendor allowances for advertising and catalog related programs are generally considered a reduction of cost of goods sold. On January 1, 2003, the Company adopted EITF 02-16 and recorded a non-cash charge of $19.5 million ($.11 and $.12 per basic and diluted share, respectively), net of a tax benefit of $13.6 million, related to the capitalization of certain vendor consideration as part of inventory cost.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* (SFAS No. 123(R)), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB No. 25, *Accounting for Stock Issued to Employees,* and amends FASB Statement No. 95, *Statement of Cash Flows.* Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company will adopt SFAS No. 123(R) on January 1, 2006.

SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company adopted the fair-value-based method of accounting for share-based payments effective January 1, 2003 using the prospective method described in FASB Statement No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure an Amendment of FASB Statement No. 123.* Currently, the Company uses the Black-Scholes formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of SFAS No. 123(R) on January 1, 2006. Because SFAS No. 123(R) must be applied not only to new awards but to previously granted awards that are not fully vested on the effective date, and because the Company adopted SFAS No. 123 using the prospective transition method (which applied only to awards granted, modified or settled after the adoption date), compensation cost for some previously granted awards that were not recognized under SFAS No. 123 will be recognized under SFAS No. 123(R).

However, had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 5 to our consolidated financial statements. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption as more fully disclosed in Note 5 of the notes to the consolidated financial statements.

In March 2005, the FASB issued Interpretation No. 47 (FIN 47), *Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143.* Asset retirement obligations are legal obligations associated with the retirement of long-lived assets, except for certain obligations of lessees. FIN 47 clarifies that liabilities associated with asset retirement obligations whose timing or settlement method are conditional on future events should be recorded at fair value as soon as fair value is reasonably estimable. FIN 47 also provides guidance on the information required to reasonably estimate the fair value of the liability. FIN 47 is effective for fiscal years ending after December 15, 2005. The Company has evaluated the guidance in FIN 47 and determined that the impact of adoption was not significant.

In May 2005, the FASB issued Statement No. 154, (SFAS No. 154) *Accounting Changes and Error Corrections.* Under SFAS No. 154, entities will be required to report a change in accounting principle through retrospective application of the new accounting principle to all prior periods, unless impracticable to do so. Under SFAS No. 154 a change in the method of applying an accounting principle is considered a change in accounting principle. Further, any errors in the financial statements of a prior period discovered subsequent to their issuance shall be reported as a prior period adjustment by restating the prior period financial statements. SFAS No. 154 will be effective for accounting changes and corrections of errors made, if any, beginning in 2006.

## 2. GOODWILL AND OTHER INTANGIBLE ASSETS

In accordance with SFAS No. 142, the Company performed an annual goodwill and indefinite lived intangible asset impairment test during the fourth quarter of 2005, 2004, and 2003. The present value of future cash flows approach was used to determine any potential impairment. The Company determined that these assets were not impaired and, therefore, no impairment was recognized for the years ended December 31, 2005, 2004, and 2003.

The changes in the carrying amount of goodwill during the years ended December 31, 2005 and 2004, by reportable segment, as well as other identifiable intangible assets, are summarized as follows:

| | GOODWILL | | | | |
|---|---|---|---|---|---|
| *(in thousands)* | Automotive | Industrial | Office Products | Identifiable Tangible Assets | Total |
| Balance as of January 1, 2004 | $ 21,617 | $ 31,170 | $ 2,131 | $ 3,110 | $ 58,028 |
| Amortization during the year | — | — | — | (356) | (356) |
| Balance as of December 31, 2004 | 21,617 | 31,170 | 2,131 | 2,754 | 57,672 |
| Goodwill acquired during the year | **4,522** | **239** | **—** | **680** | **5,441** |
| Amortization during the year | **—** | **—** | **—** | **(396)** | **(396)** |
| Balance as of December 31, 2005 | **$ 26,139** | **$ 31,409** | **$ 2,131** | **$ 3,038** | **$ 62,717** |

### 3. CREDIT FACILITIES

The principal amount of the Company's borrowings subject to variable rates totaled approximately $881,000 and $968,000 at December 31, 2005 and 2004, respectively. The weighted average interest rate on the Company's outstanding borrowings was approximately 6.05% at December 31, 2005 and 2004. In November 2004, the Company repaid in full a $125,000,000 financing with a consortium of financial institutions and insurance companies (the Notes) scheduled to mature in November 2010.

The Company maintains a $350,000,000 unsecured revolving line of credit with a consortium of financial institutions that matures in October 2008 and bears interest at LIBOR plus .25% (4.61% at December 31, 2005). No amounts were outstanding under this line of credit at December 31, 2005 and 2004. Certain borrowings contain covenants related to a maximum debt-to-equity ratio, a minimum fixed-charge coverage ratio, and certain limitations on additional borrowings. At December 31, 2005, the Company was in compliance with all such covenants. Due to the workers compensation and insurance reserve requirements in certain states, the Company also had unused letters of credit of $52,600,000 and $47,500,000 outstanding at December 31, 2005 and 2004, respectively.

Total interest expense, net of interest income, for all borrowings was $29,564,000 in 2005, $37,260,000 in 2004, and $51,538,000 in 2003.

Amounts outstanding under the Company's credit facilities consist of the following:

| *(in thousands) December 31,* | **2005** | 2004 |
|---|---|---|
| Unsecured term notes: | | |
| November 30, 2002, Series A Senior Notes, $250,000,000, 5.86% fixed, due November 30, 2008 | **$ 250,000** | $ 250,000 |
| November 30, 2002, Series B Senior Notes, $250,000,000, 6.23% fixed, due November 30, 2011 | **250,000** | 250,000 |
| Long term debt | **500,000** | 500,000 |
| Other borrowings | **881** | 968 |
| | **$ 500,881** | $ 500,968 |

Approximate maturities under the Company's credit facilities are as follows:

| *(in thousands)* | |
|---|---|
| 2006 | $ 881 |
| 2007 | — |
| 2008 | 250,000 |
| 2009 | — |
| 2010 | — |
| Thereafter | 250,000 |
| | $ 500,881 |

### 4. LEASED PROPERTIES

The Company leases land, buildings and equipment. Certain land and building leases have renewal options generally for periods ranging from two to fifteen years. In addition, certain properties occupied under operating leases contain normal purchase options. The Company also has an $85,000,000 construction and lease facility. Properties acquired by the lessor are constructed and/or then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2005, was approximately $83,880,000. Since the resulting leases are accounted for as operating leases, no debt obligation is recorded on the Company's balance sheet.

Land and buildings includes $8,781,000 and $20,490,000, respectively, with accumulated depreciation of $7,393,000, for leases of distribution centers and stores capitalized at December 31, 2005. Expenses for capital leases were approximately $3,466,000, $2,776,000 and $2,103,000 in 2005, 2004, and 2003, respectively.

### 4. LEASED PROPERTIES (CONTINUED)

Future minimum payments, by year and in the aggregate, under the capital and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2005:

| *(in thousands)* | Capital Leases | Operating Leases |
|---|---|---|
| 2006 | $ 3,537 | $ 134,530 |
| 2007 | 3,551 | 104,861 |
| 2008 | 3,554 | 74,572 |
| 2009 | 3,596 | 48,483 |
| 2010 | 3,076 | 32,976 |
| Thereafter | 10,062 | 79,696 |
| Total minimum lease payments | 27,376 | $ 475,118 |
| Amounts representing interest | 5,665 | |
| Present value of future minimum lease payments | $ 21,711 | |

Rental expense for operating leases was approximately $147,187,000 in 2005, $132,493,000 in 2004 and $117,652,000 in 2003.

### 5. STOCK OPTIONS AND RESTRICTED STOCK AWARDS

In 1999, the Company authorized the grant of options of up to 9,000,000 shares of common stock. In accordance with stock option plans approved by shareholders, options are granted to key personnel for the purchase of the Company's stock at prices not less than the fair market value of the shares on the dates of grant. Most options may be exercised not earlier than twelve months nor later than ten years from the date of grant.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, as amended, determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2005, 2004 and 2003, respectively: risk-free interest rates of 4.1%, 4.0%, and 4.0%; dividend yield of 3.2%, 3.7%, and 3.6%; annual volatility factor of the expected market price of the Company's common stock of 0.23, 0.23, and 0.25; an expected life of the options of 6, 8, and 8 years; and turnover of 4.0 to 4.4% based on the historical pattern of existing grants.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures under SFAS No. 123, as amended by SFAS No. 148, the estimated fair value of the options is amortized to expense over the options' vesting period. The following table illustrates the effect on net income and income per share if the fair value based method had been applied to all outstanding and unvested awards in each period:

| *(in thousands, except per share amounts)* Year ended December 31, | **2005** | 2004 | 2003 |
|---|---|---|---|
| Net income, as reported | **$ 437,434** | $ 395,552 | $ 334,101 |
| Add: Stock-based employee compensation expense related to option grants after January 1, 2003 included in reported net income, net of related tax effects | **4,247** | 1,566 | 13 |
| Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects | **(6,225)** | (5,324) | (5,688) |
| Pro forma net income | **$ 435,456** | $ 391,794 | $ 328,426 |
| Income per share: | | | |
| Basic—*as reported* | **$ 2.51** | $ 2.26 | $ 1.92 |
| Basic—pro forma | **$ 2.50** | $ 2.24 | $ 1.89 |
| Diluted—as reported | **$ 2.50** | $ 2.25 | $ 1.91 |
| Diluted—pro forma | **$ 2.49** | $ 2.23 | $ 1.88 |

A summary of the Company's stock option activity and related information is as follows:

| | 2005 | | 2004 | | 2003 | |
|---|---|---|---|---|---|---|
| | **Shares (000's)** | **Weighted Average Exercise Price** | Shares (000's) | Weighted Average Exercise Price | Shares (000's) | Weighted Average Exercise Price |
| Outstanding at beginning of year | **5,759** | **$ 31** | 6,913 | $ 30 | 7,590 | $ 29 |
| Granted (1) | **1,260** | **44** | 1,270 | 37 | 20 | 32 |
| Exercised | **(1,246)** | **28** | (2,096) | 29 | (500) | 23 |
| Forfeited | **(184)** | **29** | (328) | 32 | (197) | 31 |
| Outstanding at end of year | **5,589** | **$ 34** | 5,759 | $ 31 | 6,913 | $ 30 |
| Exercisable at end of year | **3,216** | **$ 32** | 3,092 | $ 30 | 4,171 | $ 29 |
| Weighted-average fair value of options granted during the year | **$ 8.58** | | $ 6.94 | | $ 6.92 | |
| Shares available for future grants | **1,547** | | 2,689 | | 3,631 | |

(1) Total includes 91,000 and 124,000 *Restricted Stock Units* (RSUS) granted in 2005 and 2004, respectively. The weighted average exercise price excludes RSUS.

Exercise prices for options outstanding as of December 31, 2005, ranged from approximately $21 to $37, except for 12,000 options granted in connection with a 1998 acquisition for which the exercise price is approximately $18. The weighted-average remaining contractual life of options outstanding is approximately 6.5 years.

In 2004, the Company granted approximately 1,146,000 *Stock Appreciation Rights* (SARS) and 124,000 *Restricted Stock Units* (RSUS). In 2005, the Company granted approximately 1,169,000 *Stock Appreciation Rights* (SARS) and 91,000 *Restricted Stock Units* (RSUS). SARS represent a right to receive the excess, if any, of the fair market value of one share of common stock on the date of exercise over the grant price. RSUS represent a contingent right to receive one share of the Company's common stock at a future date provided certain pre-tax profit targets are achieved.

## Notes to Consolidated Financial Statements (continued)

### 6. INCOME TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Undistributed earnings of the Company's foreign subsidiaries are considered to be indefinitely reinvested. As such, no U.S. federal and state income taxes have been provided thereon, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability. Significant components of the Company's deferred tax assets and liabilities are as follows:

| *(in thousands)* | **2005** | 2004 |
|---|---|---|
| Deferred tax assets related to: | | |
| Expenses not yet deducted for tax purposes | **$ 115,890** | $ 109,602 |
| Deferred tax liabilities related to: | | |
| Employee and retiree benefits | **159,890** | 117,617 |
| Inventory | **90,920** | 80,377 |
| Property and equipment | **28,828** | 28,043 |
| Other | **17,973** | 20,466 |
| | **297,611** | 246,503 |
| Net deferred tax liability | **181,721** | 136,901 |
| Current portion of deferred tax liability | **24,914** | 21,218 |
| Non-current deferred tax liability | **$ 156,807** | $ 115,683 |

The current portion of the deferred tax liability is included in income taxes payable in the consolidated balance sheets.

The components of income tax expense are as follows:

| *(in thousands)* | **2005** | 2004 | 2003 |
|---|---|---|---|
| Current: | | | |
| Federal | **$ 183,387** | $ 180,709 | $ 155,559 |
| State | **32,977** | 31,599 | 26,869 |
| Foreign | **11,331** | 8,389 | 8,319 |
| Deferred | **43,935** | 19,670 | 27,354 |
| | **$ 271,630** | $ 240,367 | $ 218,101 |

The 2005 deferred tax expense includes $41,688,000 related to 2005 pension contributions.

The reasons for the difference between total tax expense and the amount computed by applying the statutory Federal income tax rate to income before income taxes and the cumulative effect of a change in accounting principle are as follows:

| *(in thousands)* | **2005** | 2004 | 2003 |
|---|---|---|---|
| Statutory rate applied to income before the cumulative effect of a change in accounting principle | **$ 248,172** | $ 222,572 | $200,110 |
| Plus state income taxes, net of Federal tax benefit | **25,571** | 22,370 | 19,969 |
| Other | **(2,113)** | (4,575) | (1,978) |
| | **$ 271,630** | $ 240,367 | $218,101 |

### 7. EMPLOYEE BENEFIT PLANS

The Company's defined benefit pension plans cover substantially all of its employees in the U.S. and Canada. The plan covering U.S. employees is noncontributory and benefits are based on the employees' compensation during the highest five of their last ten years of credited service. The Canadian plan is contributory and benefits are based on career average compensation. The Company's funding policy is to fund amounts deductible for income tax purposes.

The Company also sponsors unfunded supplemental retirement plans covering employees in the U.S. and Canada and other postretirement benefit plans in the U.S. The Company uses a measurement date of December 31 for its pension and other postretirement benefit plans.

| | Pension Benefits | | Other Postretirement Benefits | |
|---|---|---|---|---|
| *(in thousands)* | **2005** | 2004 | **2005** | 2004 |
| **Changes in benefit obligation** | | | | |
| Benefit obligation at beginning of year | **$ 1,035,858** | $ 943,023 | **$ 22,705** | $ 24,408 |
| Service cost | **41,910** | 35,740 | **453** | 460 |
| Interest cost | **64,102** | 60,039 | **1,310** | 1,256 |
| Plan participants' contributions | **2,446** | 2,338 | **3,867** | 3,297 |
| Plan amendments | **902** | — | **—** | — |
| Actuarial loss/(gain) | **123,140** | 21,255 | **2,821** | (483) |
| Exchange rate loss | **3,031** | 6,496 | **—** | — |
| Gross benefits paid | **(35,010)** | (33,033) | **(6,889)** | (6,233) |
| Benefit obligation at end of year | **$ 1,236,379** | $ 1,035,858 | **$ 24,267** | $ 22,705 |

The benefit obligation for the Company's U.S. pension plans included in the above was $1,130,210,000 and $946,406,000 at December 31, 2005 and 2004, respectively. The total accumulated benefit obligation for the Company's defined benefit pension plans was approximately $996,100,000 and $841,392,000 at December 31, 2005 and 2004, respectively.

The assumptions used to measure the pension and other postretirement plan obligations for the plans at December 31, 2005 and 2004 were:

| | Pension Benefits | | Other Postretirement Benefits | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| Weighted-average discount rate | **5.75%** | 6.00% | **5.75%** | 6.00% |
| Rate of increase in future compensation levels | **3.75%** | 3.50% | **—** | — |

A 9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2006. The rate was assumed to decrease ratably to 5% in 2010 and thereafter.

| | Pension Benefits | | Other Postretirement Benefits | |
|---|---|---|---|---|
| *(In thousands)* | **2005** | 2004 | **2005** | 2004 |
| **Changes in plan assets** | | | | |
| Fair value of plan assets at beginning of year | **$ 962,871** | $ 834,015 | **$ —** | $ — |
| Actual return on plan assets | **47,621** | 90,385 | **—** | — |
| Exchange rate gain | **3,518** | 6,429 | **—** | — |
| Employer contributions | **133,534** | 62,737 | **3,022** | 2,936 |
| Plan participants' contribution | **2,446** | 2,338 | **3,867** | 3,297 |
| Gross benefits paid | **(35,010)** | (33,033) | **(6,889)** | (6,233) |
| Fair value of plan assets at end of year | **$ 1,114,980** | $ 962,871 | **$ —** | $ — |

The fair values of plan assets for the Company's U.S. pension plans included in the above were $1,005,525,000 and $875,236,000 at December 31, 2005 and 2004, respectively.

### 7. EMPLOYEE BENEFIT PLANS (CONTINUED)

Following are the asset allocations for the Company's funded pension plans at December 31, 2005 and 2004, and the target allocation for 2006, by asset category:

| | Target Allocation | Percentage of Plan Assets at December 31, | |
|---|---|---|---|
| **Asset Category** | **2006** | **2005** | 2004 |
| Equity securities | **65%** | **64%** | 64% |
| Debt securities | **35%** | **34%** | 33% |
| Real estate and other | **—** | **2%** | 3% |
| | **100%** | **100%** | 100% |

At December 31, 2005 and 2004, the plan held 2,016,932 shares of common stock of the Company with a market value of approximately $88,584,000 and $88,866,000, respectively. Dividend payments received by the plan on Company stock totaled approximately $2,521,000 and $2,420,000 in 2005 and 2004, respectively. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

The Company's benefit plan committees in the U.S. and Canada establish investment policies and strategies and regularly monitor the performance of the funds. The pension plan strategy implemented by the Company's management is to achieve long-term objectives and invest the pension assets in accordance with the applicable pension legislation in the U.S. and Canada, as well as fiduciary standards. The long-term primary objectives for the pension plan are to provide for a reasonable amount of long-term growth of capital, without undue exposure to risk, protect the assets from erosion of purchasing power, and provide investment results that meet or exceed the pension plan's actuarially assumed long term rate of return.

Based on the investment policy for the pension plans, as well as an asset study that was performed based on the Company's asset allocations and future expectations, the Company's expected rate of return on plan assets for measuring 2006 pension expense or income is 8.25% for the plans. The asset study forecasted expected rates of return for the approximate duration of the Company's benefit obligations, using capital market data and historical relationships.

The following table sets forth the funded status of the plans and the amounts recognized in the consolidated balance sheets at December 31:

| | Pension Benefits | | Other Postretirement Benefits | |
|---|---|---|---|---|
| *(In thousands)* | **2005** | 2004 | **2005** | 2004 |
| Funded status at end of year | **$ (121,399)** | $ (72,987) | **$ (24,267)** | $ (22,705) |
| Unrecognized net actuarial loss | **490,558** | 341,262 | **20,906** | 19,309 |
| Unrecognized prior service cost (income) | **233** | (1,115) | **2,275** | 2,646 |
| Net asset (liability) recognized at end of year | **$ 369,392** | $ 267,160 | **$ (1,086)** | $ (750) |
| Prepaid benefit cost | **$ 402,993** | $ 297,496 | **$ —** | $ — |
| Accrued benefit cost | **(33,601)** | (30,336) | **(1,086)** | (750) |
| Additional minimum liability | **(11,995)** | (14,112) | **—** | — |
| Intangible asset | **163** | 688 | **—** | — |
| Accumulated other comprehensive income | **11,832** | 13,424 | **—** | — |
| Net asset (liability) recognized at end of year | **$ 369,392** | $ 267,160 | **$ (1,086)** | $ (750) |

For the pension benefits, the following table reflects the total benefits expected to be paid from the plans' or the Company's assets. Of the pension benefits expected to be paid in 2006, $2,066,000 is expected to be paid from employer assets. Expected contributions reflect amounts expected to be contributed to funded plans. For other postretirement benefits, the table below reflects only the Company's share of the benefit cost without regard to income from federal subsidy payments received pursuant to the Medicare Prescription Drug Improvement and Modernization Act of 2003 (MMA). Expected MMA subsidy payments, which will reduce the Company's cost for the plan, are shown separately.

Information about the expected cash flows for the pension plans and other post retirement benefit plans follows:

| (in thousands) | Pension Benefits | Other Postretirement Benefits: Net Employer Contribution (Excluding MMA Subsidy) | Other Postretirement Benefits: Value Due to MMA Subsidy |
|---|---|---|---|
| **Employer Contribution** | | | |
| 2006 (expected) | $ 33,859 | $ — | $ — |
| **Expected Benefit Payments** | | | |
| 2006 | 34,963 | 4,091 | (710) |
| 2007 | 37,460 | 3,881 | (753) |
| 2008 | 40,645 | 3,691 | (796) |
| 2009 | 44,598 | 3,494 | (527) |
| 2010 | 48,035 | 3,218 | (481) |
| 2011 through 2015 | 330,939 | 11,961 | — |

Net periodic benefit cost included the following components:

| | Pension Benefits | | | Other Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| (in thousands) | **2005** | 2004 | 2003 | **2005** | 2004 | 2003 |
| Service cost | **$ 41,910** | $ 35,740 | $ 32,488 | **$ 453** | $ 460 | $ 90 |
| Interest cost | **64,102** | 60,039 | 57,520 | **1,310** | 1,256 | 481 |
| Expected return on plan assets | **(89,422)** | (81,962) | (77,763) | **—** | — | — |
| Amortization of prior service cost | **(386)** | (1,006) | (3,145) | **371** | 371 | 372 |
| Amortization of actuarial loss | **16,172** | 13,600 | 8,588 | **1,224** | 996 | 150 |
| Net periodic benefit cost | **$ 32,376** | $ 26,411 | $ 17,688 | **$ 3,358** | $ 3,083 | $ 1,093 |

The assumptions used in measuring the net periodic benefit costs for the plans follow:

| | Pension Benefits | | | Other Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | **2005** | 2004 | 2003 | **2005** | 2004 | 2003 |
| Weighted average discount rate | **6.00%** | 6.25% | 6.75% | **6.00%** | 6.25% | 6.75% |
| Rate of increase in future compensation levels | **3.50%** | 3.25% | 4.15% | **—** | — | — |
| Expected long-term rate of return on plan assets | **8.50%** | 8.75% | 8.95% | **—** | — | — |
| Health care cost trend covered charges | **—** | — | — | **10.00%** | 10.00% | 10.00% |

### 7. EMPLOYEE BENEFIT PLANS (CONTINUED)

The effect of a one-percentage point change in the 2005 assumed health care cost trend is as follows:

| *(in thousands)* | Decrease | Increase |
|---|---|---|
| Total service and interest cost components on 2005 net periodic postretirement health care benefit cost | $ (364) | $ 573 |
| Accumulated postretirement benefit obligation for health care benefits at December 31, 2005 | (3,368) | 5,128 |

The Company has a defined contribution plan that covers substantially all of its domestic employees. The Company's matching contributions are determined based on 20% of the first 6% of the covered employee's salary. Total plan expense was approximately $6,722,000 in 2005, $6,034,000 in 2004, and $5,674,000 in 2003.

### 8. GUARANTEES

Certain operating leases expiring in 2008 contain residual value guarantee provisions and other guarantees which would become due in the event of a default under the operating lease agreement, or at the expiration of the operating lease agreement if the fair value of the leased properties is less than the guaranteed residual value. The maximum amount of the Company's potential guarantee obligation, representing the residual value guarantee, at December 31, 2005, is approximately $72,640,000. The Company believes the likelihood of funding the guarantee obligation under any provision of the operating lease agreements is remote.

The Company guarantees the borrowings of certain independently controlled automotive parts stores (independents) and certain other affiliates in which the Company has a minority equity ownership interest (affiliates). Presently, the independents are generally consolidated by an unaffiliated enterprise that has a controlling financial interest through ownership of a majority voting interest in the entity. The Company has no voting interest or other equity conversion rights in any of the independents. The Company does not control the independents or the affiliates, but receives a fee for the guarantee. The Company has concluded that it is not the primary beneficiary with respect to any of the independents and that the affiliates are not variable interest entities. The Company's maximum exposure to loss as a result of its involvement with these independents and affiliates is equal to the total borrowings subject to the Company's guarantee.

At December 31, 2005, the total borrowings of the independents and affiliates subject to guarantee by the Company were approximately $175,800,000. These loans generally mature over periods from one to ten years. In the event that the Company is required to make payments in connection with guaranteed obligations of the independents or the affiliates, the Company would obtain and liquidate certain collateral (e.g. accounts receivable and inventory) to recover all or a portion of the amounts paid under the guarantee. To date, the Company has had no significant losses in connection with guarantees of independents' and affiliates' borrowings.

### 9. SEGMENT DATA

The segment data for the past five years presented on page 14 is an integral part of these consolidated financial statements.

The Company's automotive segment distributes replacement parts (other than body parts) for substantially all makes and models of automobiles, trucks and other vehicles.

The Company's industrial segment distributes a wide variety of industrial bearings, mechanical and fluid power transmission equipment, including hydraulic and pneumatic products, material handling components, and related parts and supplies.

The Company's office products segment distributes a wide variety of office products, computer supplies, office furniture, and business electronics.

The Company's electrical/electronic materials segment distributes a wide variety of electrical/electronic materials, including insulating and conductive materials for use in electronic and electrical apparatus.

Inter-segment sales are not significant. Operating profit for each industry segment is calculated as net sales less operating expenses excluding general corporate expenses, interest expense, equity in income from investees, amortization and minority interests. Approximately $39,700,000, $34,700,000, and $19,200,000 of income before income taxes and cumulative effect of a change in accounting principle was generated in jurisdictions outside the United States for the years ending December 31, 2005, 2004, and 2003, respectively. Net sales and net long-lived assets by country relate directly to the Company's operations in the respective country. Corporate assets are principally cash and cash equivalents and headquarters' facilities and equipment.

For management purposes, net sales by segment exclude the effect of certain discounts, incentives and freight billed to customers. The line item "other" represents the net effect of the discounts, incentives and freight billed to customers, which are reported as a component of net sales in the Company's consolidated statements of income.

**BOARD OF DIRECTORS**

|  |  |
|---|---|
| Dr. Mary B. Bullock | President - Agnes Scott College |
| Richard W. Courts, II | Chairman of the Board of Directors of Atlantic Investment Company |
| Jean Douville | Chairman of the Board of Directors of UAP Inc. |
| Thomas C. Gallagher | Chairman, President and Chief Executive Officer |
| John D. Johns | Chairman, President & Chief Executive Officer of Protective Life Corporation |
| Michael M. E. Johns, MD | Executive Vice President for Health Affairs - Emory University, CEO of Woodruff Health Sciences Center and Chairman of the Board - Emory Healthcare |
| J. Hicks Lanier | Chairman of the Board of Directors and Chief Executive Officer of Oxford Industries, Inc. |
| Wendy B. Needham | Retired Managing Director, Global Automotive Research - Credit Suisse First Boston |
| Jerry W. Nix | Vice Chairman and Chief Financial Officer |
| Larry L. Prince | Chairman of the Executive Committee |
| Gary W. Rollins | Chief Executive Officer, President and Chief Operating Officer of Rollins Inc. |
| Lawrence G. Steiner | Retired Chairman of the Board of Directors of Ameripride Services, Inc. |
| James B. Williams | Retired Chairman of the Executive Committee of SunTrust Banks, Inc. |

**CORPORATE OFFICERS**

|  |  |
|---|---|
| Thomas C. Gallagher | Chairman, President and Chief Executive Officer |
| Jerry W. Nix | Vice Chairman and Chief Financial Officer |
| Robert J. Susor | Executive Vice President |
| G. Thomas Braswell | Senior Vice President - Information Technology |
| R. Bruce Clayton | Senior Vice President - Human Resources |
| Frank M. Howard | Senior Vice President and Treasurer |
| Scott C. Smith | Senior Vice President - Corporate Counsel |
| Carol B. Yancey | Senior Vice President - Finance and Corporate Secretary |
| Treg S. Brown | Vice President - Planning and Acquisitions |
| Philip C. Johnson | Vice President - Compensation and Benefits |
| Sidney G. Jones | Vice President - Investor Relations |
| Karl J. Koenig | Vice President - Real Estate and Construction |

**U.S. AUTOMOTIVE PARTS GROUP**

|  |  |
|---|---|
| Larry R. Samuelson | President |
| Glenn M. Chambers | Executive Vice President - Operations |
| R. Craig Bierman | Senior Vice President - Chief Information Officer |
| D. Gary Silva | Senior Vice President - Global Product Management |
| Michael A. Briggs | Vice President - Retail Product Management and Merchandising |
| Jay C. Burnworth | Vice President - Information Systems |
| David P. Cockerill | Vice President - Accounting & Information Systems |
| Coleman M. Foley | Vice President - Manufacturer Sales Groups |
| Richard A. Geiger | Vice President - Finance |
| Thomas E. Hancock | Vice President - Growth Capital Program |
| Mark W. Hohe | Vice President - New Store Development |
| Greg A. Lancour | Vice President - NAPA Global Sourcing |
| J. Michael Phillips | Vice President - Organizational Development |
| Robert K. Reinkemyer | Vice President - Operations |
| Michael L. Swartz | Vice President - Inventory & Procurement |
| Robert E. Thomley | Vice President - Wholesale Product Management |
| Nancy M. Vepraskas | Vice President - Human Resources |
| Karl E. Wolfe | Vice President - Classification |
| W. Larry Bevil | Assistant Vice President - Information Systems |

Midwest Group

|  |  |
|---|---|
| Lee A. Maher | Group Vice President |
| Stuart A. Kambury | Regional Vice President - South |
| Ronald L. Koenigshofer | Regional Vice President - North |

Northeast Group

|  |  |
|---|---|
| Grant L. Morris | Group Vice President |
| Rocklen R. Justice | Regional Vice President - Central |
| Michael J. Kelleher | Regional Vice President - Eastern |

Southeast Group

|  |  |
|---|---|
| Michael L. Barbee | Group Vice President |
| Michael W. Lott | Regional Vice President - Southern |
| M. Todd McMurtrie | Regional Vice President - Atlantic Coast |
| Robert H. Davis | Vice President - Store Operations |

Western Group

|  |  |
|---|---|
| Daniel F. Askey | Group Vice President |
| Bradley A. Shaffer | Regional Vice President - West |

**RAYLOC (ATLANTA, GA)**

|  |  |
|---|---|
| J. Richard Borman | President |
| Michael S. Gaffney II | Vice President and General Manager |
| William D. Kuykendall | Vice President - Marketing and Supply |
| Joseph W. Lashley | Vice President - Information Services |
| Steven C. Schwan | Vice President - Electrical Sales |
| Jerry W. Wilson | Vice President - Human Resources |

## SUBSIDIARIES

Balkamp, Inc. (Indianapolis, IN)

| | |
|---|---|
| Scott W. LeProhon | President |
| James S. Robinson | Executive Vice President and Secretary |
| Frank C. Amato | Executive Vice President - Operations |
| D. Tip Tollison | Executive Vice President - Administration |
| Mary F. Knudsen | Vice President - Finance and Treasurer |

Grupo Auto Todo (Puebla, Mexico)

| | |
|---|---|
| George K. Christensen | President and Chief Executive Officer |
| Juan Lujambio | Director General - Auto Todo Mexicana |
| Jorge Otero | Vice President - Finance |

Johnson Industries (Atlanta, GA)

| | |
|---|---|
| Bret A. Robyck | President and Chief Executive Officer |
| Randy J. Kulamer | Executive Vice President |
| Julio C. Rodriguez | Vice President - Finance and Secretary |

NAPA Canada/UAP Inc. (Montreal, Canada)

| | |
|---|---|
| Jean Douville | Chairman of the Board |
| Larry R. Samuelson | Vice Chairman and Chief Executive Officer |
| Robert Hattem | President and Chief Operating Officer |
| Terrence LeBlanc | Executive Vice President - Auto Parts |
| Andre Hudon | Executive Vice President - HVPD |
| Kevin M. Chase | Vice President - Automotive Operations |
| Pierre Lefebvre | Vice President - Finance and Secretary |

Motion Industries (Birmingham, AL)

| | |
|---|---|
| William J. Stevens | President and Chief Executive Officer |
| G. Harold Dunaway, Jr. | Executive Vice President - Finance & Administration and Secretary |
| M. Wayne Law | Executive Vice President - Corp. Purchasing & Distribution |
| Thomas L. Miller | Executive Vice President and Chief Operating Officer |
| Robert J. Summerlin | Executive Vice President - Sales & Marketing |
| Timothy P. Breen | Group Vice President - Midwest |
| R. David James | Group Vice President - Southeast |
| C. Jeff Rouse | Group Vice President - East |
| Mark W. Sheehan | Group Vice President - Central |
| Kevin P. Storer | Group Vice President - West |
| John D. Walters | Group Vice President - Southwest |
| Ellen H. Holladay | Senior Vice President, Chief Information Officer, Director of Operational Excellence |
| William E. Horn | Senior Vice President - Strategic Accounts |
| Thomas S. Robertshaw | Senior Vice President - Strategic Planning/Corporate Development |
| Donald R. Wells | Senior Vice President - Human Resources |
| J. Gary Garris | Vice President - Distribution Center Operations/Corporate Logistics |
| Zahirudin K. Hameer | Vice President - Inventory Management |
| James H. McCullar | Vice President - Industrial Division Operations |

Motion Industries (Birmingham, AL) continued

| | |
|---|---|
| Linda L. Price | Vice President - Marketing and Advertising |
| Gerald V. Sourbeer | Vice President - Corporate Accounts |
| Mark R. Thompson | Vice President - Corporate Services and Sales Support |

Motion Industries (Canada), Inc. (Toronto, Ontario)

| | |
|---|---|
| William J. Stevens | Chairman of the Board |
| Mark W. Sheehan | President and Chief Executive Officer |
| Kelly Kanashiro | Vice President - Purchasing |
| R. J. Ward Westgate | Vice President - Marketing |

S. P. Richards Company (Atlanta, GA)

| | |
|---|---|
| C. Wayne Beacham | Chairman of the Board and Chief Executive Officer |
| Paul D. Donahue | President and Chief Operating Officer |
| Robert J. Fornal | Executive Vice President - Operations |
| Steven E. Lynn | Senior Vice President - Merchandising |
| Donald C. Mikolasy | Senior Vice President - National Accounts |
| James F. O'Brien | Senior Vice President - Marketing |
| Michael D. Orr | Senior Vice President - Logistics/Operations |
| Boyd E. Rice | Senior Vice President - Chief Information Officer |
| John E. Elliott | Vice President - Advertising |
| Robert J. Kelly | Vice President - Sales Operations |
| Charles E. Macpherson | Vice President - Dealer Development |
| G. Henry Martin | Vice President - Human Resources |
| James C. Moseley | Vice President - Information Systems |
| Thomas M. Testa | Vice President - Sales |
| J. Phillip Welch, Jr. | Vice President - Finance, Controller and Secretary |
| Brad B. Wolf | Vice President - Office Supplies and Furniture |
| Warren H. Williams | Treasurer |
| Lester P. Christian | Vice President - Southeast Division |
| Gregory L. Nissen | Vice President - South Central/West Division |
| James P. O'Connor | Vice President - Northeast Division |
| Richard A. Wiltz | Vice President - North Central Division |
| Roger H. Woodward | President - Horizon Managing Director - S. P. Richards Canada |

EIS, Inc. (Atlanta, GA)

| | |
|---|---|
| R. David James | Chairman and Chief Executive Officer |
| Robert W. Thomas | President and Chief Operating Officer |
| Robert R. Gannon | Executive Vice President |
| John A. Steel | Senior Vice President |
| William C. Knight | Senior Vice President |
| Charles A. Chesnutt | Vice President - Finance and Secretary |

Genuine Parts Company's common stock is traded on the New York Stock Exchange under the symbol "GPC".

SunTrust Bank, Atlanta
Post Office Box 4625
Atlanta, Georgia 30302-4625
800 568 3476
404 588 7815 (in Georgia)

Communications concerning share transfer requirements, duplicate mailings, direct deposit of dividends, lost certificates or dividend checks or change of address should be directed to the Company's transfer agent. You may send written requests to:

SunTrust Bank, Atlanta
Post Office Box 4625
Atlanta, Georgia 30302-4625

Shareholders can build their investments in Genuine Parts Company through a low-cost plan for automatically reinvesting dividends and by making optional cash purchases of the Company's stock. For enrollment information, write to the Stock Transfer Agent listed above or Shareholder Relations at the Company address.

A copy of the Company's annual report on Form 10-K, filed with the Securities and Exchange Commission, will be furnished to any shareholder without charge upon written request to:

Shareholder Relations Department
Genuine Parts Company
2999 Circle 75 Parkway
Atlanta, Georgia 30339

Our Annual Report on Form 10-K includes the certifications of our chief executive officer and chief financial officer required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. Additionally, we filed with the New York Stock Exchange the certification by our chief executive officer that he is not aware of any violation of New York Stock Exchange corporate governance listing standards.

Inquiries from security analysts and investment professionals should be directed to the Company's investor relations contact: Mr. Jerry Nix, Chief Financial Officer, at 770 953 1700.

The annual meeting of the shareholders of Genuine Parts Company will be held at the Executive Offices of the Company, 2999 Circle 75 Parkway, Atlanta, Georgia at 10:00 a.m. on Monday, April 17, 2006.

Ernst & Young LLP - Atlanta, Georgia

Alston & Bird LLP - Atlanta, Georgia

Genuine Parts Company
2999 Circle 75 Parkway
Atlanta, Georgia 30339
770 953 1700

GENUINE PARTS COMPANY
2999 Circle 75 Parkway Atlanta, GA 30339
770 953 1700
www.genpt.com